Westport Innovations Inc.

ANNUAL INFORMATION FORM

for the year ended December 31, 2013

1750 West 75th Avenue, Suite 101

Vancouver, British Columbia V6P 6G2

Tel: 604.718.2000

Fax: 604.718.2001

www.westport.com

Effective date: February 26, 2014

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION	3
CURRENCY	8
YEAR END	8
CORPORATE STRUCTURE	8
OUR BUSINESS	10
OVERVIEW	10
GENERAL DEVELOPMENTS	12
STRATEGY	18
OPERATIONS	22
APPLIED TECHNOLOGIES	22
ON-ROAD SYSTEMS	22
OFF-ROAD SYSTEMS	24
CORPORATE AND TECHNOLOGY INVESTMENTS	25
CUMMINS WESTPORT INC. JOINT VENTURE	26
WEICHAI WESTPORT INC. JOINT VENTURE	28
TECHNOLOGY	29
INTELLECTUAL PROPERTY	33
COMPETITIVE CONDITIONS	34
GOVERNMENT FUNDING	34
HUMAN RESOURCES AND POLICIES	35
SOCIAL AND ENVIRONMENTAL POLICIES	36
DIVIDEND POLICY	38
MARKET FOR SECURITIES	38
DESCRIPTION OF CAPITAL STRUCTURE	40
DESCRIPTION OF COMMON SHARES	40
PRIOR SECURITIES ISSUED	41
DIRECTORS AND EXECUTIVE OFFICERS	41
DIRECTOR BIOGRAPHIES	44
EXECUTIVE OFFICER BIOGRAPHIES	47
SHAREHOLDINGS OF DIRECTORS AND OFFICERS	49
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	49
CONFLICTS OF INTEREST	49
RISK FACTORS	50
AUDIT COMMITTEE MATTERS	67
NON-AUDIT SERVICES	70
EXTERNAL AUDITORS' SERVICE FEES	71
LEGAL AND REGULATORY PROCEEDINGS	71
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	72
MATERIAL CONTRACTS	72
TRANSFER AGENT AND REGISTRAR	75
INTERESTS OF EXPERTS	75
ADDITIONAL INFORMATION	75
SCHEDULE "A"	76

FORWARD-LOOKING INFORMATION

Certain statements contained in this Annual Information Form ("AIF") and in certain documents incorporated by reference in this AIF, constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "project" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. In particular, this AIF contains forward-looking statements pertaining to the following:

•	Westport™ HPDI 2.0 providing original equipment manufacturers ("OEMs") with vertically integrated natural gas solutions with attractive price, performance and fuel economy (set out, for example, under the headings "GENERAL DEVELOPMENTS", "STRATEGY" and "ON-ROAD SYSTEMS");

•	Westport™ HPDI 2.0 offering ready integration into OEM operations and providing an attractive way to reach scalable volume deliveries (set out, for example, under the headings "GENERAL DEVELOPMENTS", "STRATEGY" and "ON-ROAD SYSTEMS");

•	the future demand for Cummins Westport Inc. ("CWI") products and Westport Innovations Inc. ("Westport") products, increasing penetration within our existing markets and expansion of those markets geographically, and continuing growth in the transportation sector and in the natural gas engine market (set out, for example, under the headings "GENERAL DEVELOPMENTS", "STRATEGY" and additionally, mid-range to heavy-duty engines including those described under the heading, "CUMMINS WESTPORT INC. JOINT VENTURE");

•	the timing of and our ability to successfully launch new technology and market initiatives, including: Westport natural gas system on the Ford Motor Company ("Ford") F-150 platform; Westport's WP580 Engine Management System ("WP580 EMS") applied to GAZ Group's YaMZ-530 4.4L and 6.6L diesel engines; Westport WP580 EMS applied to Tata Motors’ ("Tata") 5.7L engine; future commercialization of Westport gas enhanced methane diesel technology ("Westport GEMDiTM"); the ISB6.7 G engine, including it being designed to meet United States Environmental Protection Agency ("EPA") and California Air Resources Board ("CARB") regulations in force at the time of launch; the technology development agreement with General Motors ("GM"); natural gas technology for Caterpillar Inc.'s ("Caterpillar") off-road engines; development of large mine trucks and main line locomotives; the 13-litre heavy-duty natural gas engine with Volvo Powertrain Corporation ("Volvo Powertrain"); the 12-litre Weichai Westport high pressure direct injection ("HPDI") Landking engine and the natural gas locomotive; the supply of engines by CWI to large natural gas transit fleets; the supply of Westport HPDI system components to Volvo Trucks 13 litre heavy-duty natural gas engine, each as described and defined herein (set out, for example, under the headings "GENERAL DEVELOPMENTS", "CUMMINS WESTPORT INC. JOINT VENTURE", "ON-ROAD SYSTEMS", "STRATEGY" and "RISK FACTORS");

•	The timing and ability of Weichai Westport Inc. ("WWI") to successfully expand its facility (as set out under the heading "WEICHAI WESTPORT INC. JOINT VENTURE");

•	the manufacture of Westport HPDI 2.0 system components (set out, for example under the heading "CORPORATE AND TECHNOLOGY INVESTMENTS");

•	our ability to exploit and protect our intellectual property (set out, for example, under the headings "INTELLECTUAL PROPERTY", and "RISK FACTORS" particularly under the subheadings, "We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success" and "We could become engaged in intellectual property litigation or disputes that may negatively affect our business");

•	our capital expenditure and investment programs (set out, for example, under the headings, "RISK FACTORS" particularly under the subheadings "We may not realize the anticipated benefits from joint ventures, investments or acquisitions" and "We could be adversely affected by risks associated with acquisitions");

•	the future desirability and use of natural gas as an alternative fuel and commodity prices and the fuel price differential between natural gas and diesel (set out, for example, under the headings "STRATEGY" and "RISK FACTORS", particularly, under the subheading "Fuel price differentials are hard to predict and may be less favourable in the future");

•	ongoing relationships between us and our business partners and the results of our development programs with such partners (set out, for example under the headings "GENERAL DEVELOPMENTS", and "STRATEGY", we make statements throughout these sections regarding such relationships, under the heading "RISK FACTORS", particularly, under the subheading "We are dependent on relationships with strategic partners", and future development program expectations as well as under the heading "CORPORATE AND TECHNOLOGY INVESTMENTS");

•	our ability to continue to compete with our competitors and their technologies, and the capital and operating costs of vehicles using our technologies relative to competing technologies (set out, for example, under the headings "STRATEGY", particularly under the subheading "Maintain Leadership as Alternative Fuel Technology Providers", and the headings "COMPETITIVE CONDITIONS" and "RISK FACTORS", particularly, under the subheading, "We currently face, and will continue to face, significant competition");

•	continuing growth in the transportation sector and in the natural gas engine market (set out, for example, under the headings "STRATEGY" and "RISK FACTORS", particularly, under the subheading "A market for engines with our fuel systems may be limited or may take longer to develop than we anticipate");

•	profit margins and production costs of engines incorporating our technologies (set out, for example, under the headings "STRATEGY" and "RISK FACTORS", particularly, under the subheadings "Warranty claims could diminish our margins" and "We have foreign currency risk");

•	the further development of infrastructure supporting the application of natural gas as an alternative fuel (set out, for example, under the headings, "STRATEGY" and "RISK FACTORS");

•	increasing penetration of our technologies in key markets within the transportation sector and in key geographic markets (set out, for example, under the headings "STRATEGY" and "RISK FACTORS");

•	increasingly stringent environmental and emissions regulations in the future (set out, for example, under the headings "STRATEGY" and "RISK FACTORS");

•

ongoing availability of government incentives and mandates for our technology (as set out, for example, under the headings "GENERAL DEVELOPMENTS", "GOVERNMENT FUNDING" (references to the South Coast Air Quality Management District ("SCAQMD") approving funding) and under "RISK FACTORS", particularly, under the subheading, "Business benefits from availability of government incentives");

•	our ability to attract and retain employees (as set out under the heading "HUMAN RESOURCES AND POLICIES" and "RISK FACTORS", particularly, under the subheadings, "We may have difficulty managing the expansion of our operations" and "We could lose or fail to attract the human capital necessary to run our business");

•	demand for engines incorporating our technologies (as set out under the headings "GENERAL DEVELOPMENTS", "STRATEGY" and "RISK FACTORS", particularly, under the subheading, "A market for engines with our fuel systems may be limited or may take longer to develop than we anticipate");

•	the timing of commissioning of liquefied natural gas ("LNG") refuelling stations (as set out under the headings "GENERAL DEVELOPMENTS" and "RISK FACTORS");

•	increasing commercialization of our technologies and expansion of our product offerings and markets (as set out for example under the headings "GENERAL DEVELOPMENTS" where we refer to an agreement with ENN Group ("ENN"), orders of over 900 natural gas buses powered by ISL G to CWI, and where we refer to Alternative Fuel Vehicle Sweden AB's ("AFV") expansion plans);

•	our estimates and assumptions used in our accounting policies, accruals, including warranty accruals, and financial condition, and our adoption, timing and ability to meet certain accounting standards (as set out in Schedule "A" entitled "AUDIT COMMITTEE CHARTER" and in our quarterly and annual financial statements);

•	the ability of our products to adapt to the use of biogas, renewable natural gas ("RNG") and manufactured fuels, including hydrogen, as fuels (as set out under the heading "STRATEGY"); and

•	our compliance with environmental regulations and regulatory policies (as set out under the headings "SOCIAL AND ENVIRONMENTAL POLICIES" and "RISK FACTORS", particularly, under the subheading, "We could become liable for environmental damages resulting from our research, development or manufacturing activities").

Such statements reflect management's current views with respect to future events and are subject to certain risks and uncertainties and are based upon a number of factors and assumptions. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this AIF and in the documents incorporated by reference into this AIF and other unforeseen risks. Such risks, uncertainties, factors and assumptions include, without limitation:

•	market acceptance of our products (as set out, for example, under "RISK FACTORS", particularly, under the subheadings "Sustained negative economic factors could negatively impact our business" and "Certain of our products may not achieve widespread adoption");

•	product development delays and delays in contractual commitments (as set out, for example, under "RISK FACTORS", particularly, under the subheadings "We are dependent on relationships with strategic partners", "We are dependent on relationships with our suppliers" and "Our limited production trials, commercial launch activities and field tests could encounter problems");

•	changing environmental regulations (as set out, for example, under "RISK FACTORS", particularly, under the subheading "Changes in environmental and regulatory policies could hurt the market for our products");

•	the ability to attract and retain business partners (as set out, for example, under the heading "RISK FACTORS", particularly under the subheadings "We are dependent on relationships with strategic partners" and "We are dependent on our relationship with Cummins for CWI profits and cash flows");

•	the success of our business partners and OEMs with whom we partner (as set out, for example, under the heading "RISK FACTORS", in particular under the subheading "We are dependent on relationships with strategic partners");

•	future levels of government funding and incentives (as set out, for example, under the heading "RISK FACTORS", particularly, under the subheadings "We may be unable to raise additional capital", "Potential fluctuations in our financial results make financial forecasting difficult" and "Business benefits from availability of government incentives");

•	competition from other technologies (as set out, for example, under the heading, "RISK FACTORS", particularly under the subheading "We currently face, and will continue to face, significant competition");

•	price differential between compressed natural gas ("CNG"), LNG and liquefied petroleum gas ("LPG") relative to petroleum-based fuels (as set out, for example, under the heading "RISK FACTORS", in particular under the subheading "Fuel price differentials are hard to predict and may be less favourable in the future");

•	limitations on our ability to protect our intellectual property (as set out, for example, under the heading "RISK FACTORS", in particular under the subheading "We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success");

•	potential claims or disputes in respect of our intellectual property (as set out, for example, under the heading "RISK FACTORS", in particular under the subheadings "We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success" and "We could become engaged in intellectual property litigation or disputes that may negatively affect our business");

•	limitations in our ability to successfully integrate acquired businesses (as set out, for example, under the heading "RISK FACTORS", in particular under the subheadings "We may not realize the anticipated benefits from joint ventures, investments or acquisitions" and "We could be adversely affected by risks associated with acquisitions");

•	limitations in the development of natural gas refuelling infrastructure (as set out, for example, under the heading "RISK FACTORS");

•	the ability to provide the capital required for research, product development, operations and marketing (as set out, for example, under the heading "RISK FACTORS");

•	there could be unforeseen claims made against us (as set out, for example, under the heading "RISK FACTORS", particularly under the subheadings "We could become subject to product liability claims", "We could become liable for environmental damages resulting from our research, development or manufacturing activities", "We could become engaged in intellectual property litigation or disputes that may negatively affect our business" and "Natural gas, LPG, hydrogen and products that use these gases entail inherent safety and environmental risks that may result in substantial liability to us");

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our international business operations could expose us to factors beyond our control such as currency exchange rates, changes in government policy, trade barriers, trade embargoes, and delays in the development of international markets for our products (as set out, for example, under the heading "RISK FACTORS", particularly under the subheadings "We have foreign currency risk", "If we do not properly manage foreign sales and operations, our business could suffer", "We could be adversely affected by the operations of our joint ventures and joint venture partners" and "Some of our foreign subsidiaries may do business in countries subject to U.S. sanctions and embargoes, and we have limited managerial oversight over those activities"); and

•	other risks relating to our common shares ("Common Shares") discussed in more detail in this AIF under the heading "RISK FACTORS" particularly under the subheadings "Our Common Share price may fluctuate", "We do not currently intend to pay any cash dividends on our Common Shares in the foreseeable future; therefore, our shareholders may not be able to receive a return on their Common Shares until they sell them", "If we are characterized as a passive foreign investment company, U.S. holders may be subject to adverse U.S. federal income tax consequences", "As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders", "We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us," and "U.S. investors may not be able to obtain enforcement of civil liabilities against us".

You should not rely on any forward-looking statements. Any forward-looking statement is made only as of the date of this AIF. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. The forward-looking statements in this AIF are expressly qualified by this cautionary statement.

CURRENCY

Unless specifically stated otherwise, all dollar amounts set forth in this AIF are in United States ("U.S.") dollars. On December 31, 2013, the Bank of Canada closing rate for one U.S. dollar was $1.0636 Canadian dollars.

YEAR END

On May 30, 2011, Westport's board of directors (the "Board" or "Board of Directors") approved a fiscal year-end change from March 31 to December 31 to align the year ends of all operating companies to the calendar year.

CORPORATE STRUCTURE

In this AIF, references to "Westport", "the Company", "we", "us" and "our" refer to Westport Innovations Inc., its subsidiaries and its joint ventures, collectively, unless the context otherwise requires.

Westport Innovations Inc.'s governing corporate statute is the Business Corporations Act (Alberta). Our head office and principal place of business is at 1750 West 75th Avenue, Suite 101, Vancouver, British Columbia V6P 6G2. Our registered office is at 4500, 855 2nd Street SW Calgary, Alberta T2P 4K7.

On July 21, 2008, Westport amended its articles to provide for the consolidation of its issued and outstanding Common Shares on the basis of one new Common Share for each three and one-half Common Shares issued and outstanding, with all such fractional shares being rounded down to the nearest whole number of Common Shares.

Westport Power Inc. ("WPI") is 100% wholly-owned by Westport, and incorporated pursuant to the Business Corporations Act (British Columbia).

Westport Fuel Systems Inc., a Delaware corporation, is 100% wholly-owned through Westport Innovations (U.S.) Holdings Inc. (“Westport U.S.”), a Delaware corporation. Also through Westport U.S., we own 100% of the voting securities of BAF Technologies, Inc. ("BAF"), a Kentucky corporation. BAF owns 100% of the voting securities of ServoTech Engineering, Inc. ("ServoTech"), a Michigan corporation.

In addition, we own 100% of the voting securities of Westport Innovations (Hong Kong) Ltd. ("Westport HK"), a Hong Kong, China corporation. Westport HK owns 35% of the voting securities of WWI, a Chinese corporation.

We, through WPI, own 50% of the voting securities of CWI, a Delaware corporation, and 100% of the voting securities of Juniper Engines Inc. S.r.l. ("Juniper"), an Italian corporation. Juniper owns 100% of the voting securities of Emer S.p.A. ("Emer"), an Italian corporation, and 100% of the voting securities of OMVL S.p.A. ("OMVL"), an Italian corporation.

OUR BUSINESS

The following section contains forward-looking information in respect of our operations. Readers are referred to the cautionary statements respecting forward-looking information beginning on Page 3 of this AIF.

OVERVIEW

We are a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. Our technology and products enable light- (less than 5.9 litre), medium- (5.9 to 10 litre), heavy-duty- (10 to 16 litre) and high-horsepower- (greater than 16 litre) petroleum-based fuel engines and vehicles to use primarily natural gas, giving users a cleaner and generally less expensive alternative fuel based on a more abundant natural resource. Through our partnerships and direct sales efforts, we sell natural gas and propane engines, fuel systems, and components to customers in more than 79 countries. We currently have strategic relationships with three of the world's top four engine producers and supply or have strategic relationships with six of the world's top ten truck producers, as well as seven of the world's top ten automotive manufacturers. Our strategic relationships with OEMs provide us with access to their manufacturing capacity, supply chain and global distribution networks without incurring the considerable investment associated with these assets. We commercialize our technology in markets where demand for clean, low emission engines is prevalent.

Since our founding in 1995, we have invested over $600 million towards the research, development and commercialization of our proprietary technologies and related products. Conversely, our research and development efforts and investments have resulted in a substantial patent portfolio that serves as the foundation for our differentiated technology offerings and competitive advantage. Our technologies and related products enable combustion engines to use gaseous fuels, such as natural gas, propane, RNG or hydrogen. The substitution of natural gas for petroleum-based fuel drives a reduction in harmful combustion emissions, such as particulate matter and greenhouse gases, in addition to providing a relatively inexpensive alternative fuel from a more plentiful natural resource.

The principal focus and responsibilities of our operations are summarized below:

Operating Business Units

Applied Technologies

The Applied Technologies business unit designs, manufactures and sells CNG and LPG components and subsystems to over 20 global OEMs, including Fiat, Volkswagen, Tata, the GAZ Group, Chrysler, and GM, and to aftermarket customers in over 60 countries. Sales from Westport's wholly-owned Italian subsidiaries, OMVL and Emer, including its wholly-owned subsidiary Valtek S.p.A., and Westport's Australian operations are reported under the Applied Technologies business unit and are made either directly to OEMs or through one of their many distributors. The Applied Technologies business unit designs and manufactures a range of components including pressure regulators, injectors, electronic control units, valves and filters; sells monofuel and bi-fuel conversion kits; and also offers engine management systems and solutions that can be launched quickly at a competitive price. The Applied Technologies business unit provides Westport with high volume, scalable manufacturing and assembly. The business unit has a strong customer base in Europe and is targeting growing markets in Asia, and North and South America.

On-Road Systems

The On-Road Systems business unit engineers, designs, assembles and sells natural gas engine and vehicle systems for automotive, light commercial, and trucking. Westport's existing On-Road Systems, OEM customers and partners include Ford, GM, PACCAR Inc. ("PACCAR") (Kenworth Truck Company "Kenworth" and Peterbilt, a PACCAR company), and Volvo Car Group ("Volvo Car"). Current products include the Westport WiNGTM Power System (the "WiNG System") for the Ford F-250/F-350 bi-fuel (CNG and gasoline) vehicle models; Volvo Car bi-fuel systems (CNG and gasoline) for the V60 and V70 bi-fuel wagon; Westport JumpStart mobile fuel services; and Westport iCE PACK™ LNG Tank System ("Westport iCE PACK") for spark-ignited ("SI") engines.

Through Westport's acquisition of BAF, Westport further supports customers with vehicle conversions through the Ford Qualified Vehicle Modifier ("QVM") program and increases Westport's product range with the Ford line to include transit, cargo shuttle and taxi vehicles. Sold under the Westport WiNGTM Power System product brand, BAF product offerings include dedicated natural gas fuel systems for the Ford F-150, F-250/F-350, F-450/F-550, F-650, F-59, E-250/E-350, and E-450 vehicle models. BAF also provides aftermarket conversion products, alternative fuel systems and application engineering.

Off-Road Systems

Westport has been exploring product development opportunities for using LNG fuel in large, off-road engine applications including rail, mining, marine, and oil & gas. According to industry statistics and our analysis, the global annual fuel usage in these applications is over 24 billion gallons of diesel fuel annually, presenting a highly attractive opportunity for significant fuel cost savings and reduced emissions through the use of LNG as an alternative fuel. Current products include an LNG tender product for the rail market, and WestportTM 2.4L industrial engines sold to Clark Material Handling ("Clark") and Cummins Western Canada for forklift and oilfield applications, respectively.

Corporate and Technology Investments Business Unit

The Corporate and Technology Investments business unit is responsible for investments in new research and development programs and revenues and expenses related to development programs with OEMs, corporate oversight and general administrative duties. Corporate and Technology Investments focuses on long-term product development and future return on investments. Once a product is launched, the revenue will be recognized under one of the operating business units: Applied Technologies; On-Road Systems; or Off-Road Systems.

Cummins Westport Joint Venture

CWI, our 50:50 joint venture with Cummins, Inc. ("Cummins"), serves the medium- to heavy-duty engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks and street sweepers. The fuel for CWI engines is typically carried on the vehicles as CNG or LNG. CWI engines are produced at certain of Cummins' plants, allowing CWI to leverage Cummins' manufacturing footprint without incurring additional capital costs. CWI also utilizes Cummins' supply chain, back office systems and distribution and sales networks. CWI is the leading supplier of natural gas engines to the North American medium- and heavy-duty truck and transit bus industries.

Weichai Westport Joint Venture

WWI is a joint venture between Westport (35% interest), Weichai Holding Group Co. Ltd. (40% interest) ("Weichai") and Hong Kong Peterson (CNG) Equipment Ltd. ("Hong Kong Peterson") (25% interest) focusing on the Chinese market. WWI develops, manufactures, and sells advanced, alternative fuel engines and parts that are widely used in city bus, coach, and heavy-duty truck applications in China or exported to other regions globally.

GENERAL DEVELOPMENTS

2014

On February 12, 2014, Westport and Tata launched a new SI natural gas 3.8L turbocharged engine featuring the WP580 EMS. Designed to support many engine configurations, WP580 EMS is also scheduled to be applied to Tata's 5.7L engine targeting medium-duty applications in late 2014. Westport also unveiled its newest proprietary technology, Westport GEMDi™, which enables engine OEMs to offer a fully integrated, high performance engine optimized for dual fuel operation. Westport GEMDi technology has been co-developed with Tata on their next generation 5L engine that is targeted for medium-duty trucks and buses in India. Upon successful completion of the development phase, commercialization with Tata is expected to follow, with Westport supplying key natural gas engine components.

2013

On December 10, 2013, Westport unveiled the next generation of its HPDI technology platform, Westport™ HPDI 2.0. This new generation of natural gas technology will provide global vehicle and engine OEMs with a vertically integrated natural gas solution with attractive price, performance, and fuel economy. Developed to OEM quality standards, Westport™ HPDI 2.0 system components will be manufactured in high-quality facilities, offer ready integration into OEM operations globally, and provide an attractive way to reach scalable volume deliveries as natural gas markets mature and grow. Westport is now working with seven OEM applications with engine sizes ranging from trucks to locomotives at various stages of development with the goal of vertically integrated Westport™ HPDI 2.0 OEM product lines.

On October 30, 2013, Westport announced that Universal LNG Solutions Inc.SM had placed a blanket purchase order for 900 Westport iCE PACKs to be delivered over the next two years.

On September 25 and 26, 2013, Westport announced that it was offering to sell 6,000,000 Common Shares in the U.S. and Canada at a price of $25.39 per share. The offering was completed on October 1, 2013 for gross proceeds of $152.3 million.

On August 1, 2013, Westport announced that it would offer natural gas fuel systems for the Ford F-150. Westport expects to begin deliveries in the first quarter of 2014.

On June 28, 2013, Westport acquired BAF and its subsidiary, ServoTech, each subsidiaries of Clean Energy Fuels Corp. ("Clean Energy") for $25 million in Westport Common Shares based on the volume weighted average price of such Common Shares ($27.4 Million based on the closing price on the day of grant). Westport and Clean Energy also announced the $5 million co-marketing program.

On June 11, 2013, Westport announced that Volvo Car unveiled its new Volvo V60 Bi-Fuel car in conjunction with the NGV 2013 Gothenburg event held from June 11 to 13 at the Swedish Exhibition Centre in Gothenburg, Sweden. First deliveries were in December 2013.

On June 5, 2013, Westport announced the launch of an LNG tender product solution, designed to supply fuel to an adjacent natural gas-powered locomotive, with an order for four tenders from Canadian National Railway Company ("CN").

On May 30, 2013, Westport announced an agreement with GAZ Group, the leader of the Russian commercial vehicles market, to design and develop SI natural gas systems for a new range of GAZ Group CNG commercial vehicles. Westport's WP580 EMS will be applied to GAZ Group's YaMZ-530 4.4L and 6.6L diesel engines and will incorporate Westport proprietary components and technology in the multi-year development and supply agreement.

On March 21, 2013, CWI announced that it had received certification for its Cummins Westport ISX12 G engine from the EPA, meeting both the EPA 2013 regulations and the new greenhouse gas ("GHG") and fuel-efficiency rules that will take effect in 2014. The engine subsequently commenced production in April 2013.

On March 19, 2013, Westport and Clean Energy announced a joint marketing program to encourage the use of natural gas vehicles ("NGVs") and the establishment of the growing fuelling infrastructure across North America. The companies will bundle the Westport iCE PACK and a long-term fuel contract with Clean Energy into a package for qualified customers.

On February 28, 2013, Westport announced an agreement with leading global clean energy provider ENN aimed at the proliferation of natural gas and LNG transportation solutions and fuel for on-road, off-road, rail and marine applications. ENN is one of China's largest private companies with more than 30,000 employees.

On February 5, 2013, CWI announced award for over 900 natural gas buses powered by its 8.9 litre ISL G engine (the "ISL G"). CWI is expected to be supplying engines for two of the largest natural gas transit fleet orders in North America to date. In January 2013, LA Metro announced its plans to order 550 New Flyer Xcelsior natural gas buses, powered with the ISL G, to be deployed in 2014 and 2015, with an option to purchase an additional 350 buses in 2016 for both its own fleet and contract operators. In December 2012, the San Diego Metropolitan Transit System announced its decision to purchase up to 350 Gillig 40-foot low floor buses and 118 New Flyer 60-foot low floor articulated buses, all powered with the ISL G.

2012

On November 26, 2012, Westport announced an on-board LNG tank system, Westport iCE PACK, customized for SI natural gas engines and designed to meet the demands of today's trucking fleets by providing increased range, longer hold times and faster fuelling times. The Westport LNG Tank System is available in a 120 gallon capacity and is optimized for SI natural gas engines such as those sold by CWI and WWI. Delivery of the systems began in the fourth quarter of 2013.

On October 30, 2012, Westport announced an agreement with Tata to develop the next generation natural gas engine technology for medium-duty trucks and buses. Details of the combustion technology are being withheld for competitive reasons. Upon successful completion of the development phase, commercialization is expected to follow, with Westport supplying key natural gas engine components based on the proprietary technology being developed in this program.

On October 4, 2012, CWI announced that it had begun development on the ISB6.7 G, a mid-range 6.7 litre natural gas engine designed to meet the increasing demand for on-highway vehicles powered by lower cost, cleaner and increasingly abundant natural gas. The ISB6.7 G engine will be based on the Cummins ISB6.7 diesel engine and will use CWI's proven stoichiometric exhaust gas recirculation and SI ("SESI") combustion technology. Exhaust aftertreatment will be provided by a simple, maintenance-free three-way catalyst. The engine will run on CNG, however, the natural gas may be stored on the vehicle in LNG state or as CNG. The ISB6.7 G is expected to be in production by 2015 and will be designed to meet EPA and CARB regulations in force at the time of launch.

On August 2, 2012, the largest study of alternative fuel options for on-road transportation in the U.S. concluded that natural gas is a promising fuel from both an economic and technology perspective. Released August 1, 2012, the National Petroleum Council's Report "Advancing Technology for America's Transportation Future" is the result of two years of work examining the potential for a variety of fuels and technologies for both light-duty and heavy-duty vehicles. Westport is one of a small number of Canadian-based companies to be involved in this study. In addition to natural gas, the study analyzed four other fuel pathways, including hydrocarbon liquids, biofuels, electricity, and hydrogen, as well as the fuel-vehicle systems that may develop over the next several decades. The Advancing Technology for America's Transportation Future Report can be found at:  http://www.npc.org.

On June 27, 2012, Westport announced that it had entered into an additional agreement with GM for a second advanced technology development program. Westport and GM are now developing two different combustion, controls and emissions approaches to natural gas engines, with the first cooperative technology project being announced in June 2011. Both GM and Westport are using their extensive expertise to develop natural gas engine controls, emissions and performance strategies. This program optimizes advanced natural gas technologies and applications for maximum CO2 reduction and fuel efficiency in light-duty vehicles.

On June 5, 2012, Westport signed agreements with Caterpillar to co-develop natural gas technology for off-road equipment, including mining trucks and locomotives. Caterpillar and Westport are combining technologies and expertise, including Westport HPDI technology and Caterpillar's industry leading off-road engine and machine product technology, to develop the natural gas fuel system. Caterpillar funds certain elements of the development program. When the products go to market, Westport expects to participate in the supply of key components. While the agreements initially focus on engines used in mining trucks and locomotives, the companies will also develop natural gas technology for Caterpillar's off-road engines, which are used in a variety of electric power, industrial, machine, marine and petroleum applications worldwide. Commercial production is expected to begin in about five years from date of announcement.

On May 18, 2012, Westport announced that Volvo Trucks had unveiled its plans to launch a 13 litre heavy-duty natural gas engine featuring Westport HPDI technology. Under the terms of the agreement, each partner contributes significant resources and pays for its own people and costs of the program. Westport leads the program, and when the product is launched, Westport will supply its Westport HPDI system components.

On March 21, 2012, CWI announced that the CWI ISX12 G, an 11.9 litre heavy-duty, factory built, dedicated natural gas engine for regional haul truck / tractor, vocational and refuse applications would be officially unveiled at the Mid America Truck Show in Louisville, Kentucky, on March 22, 2012. The ISX12 G natural gas engine is based on the Cummins ISX12 diesel engine platform.  The ISX12 G operates exclusively on natural gas and fuel can be carried on the vehicle as either CNG or LNG utilizing CWI's proprietary SESI technology, first introduced with the 8.9 litre ISL G. The ISX12 G also features three-way catalyst aftertreatment, which is packaged as a muffler and is maintenance free.  No diesel particulate filter or selective catalytic reduction aftertreatment will be required.

On March 13, 2012, Westport announced the introduction of China's first natural gas engine featuring Westport HPDI technology at a press conference at the government building in Beijing, the Beijing Diaoyutai State Guesthouse.

On March 6, 2012, Westport entered into a business sale agreement to purchase certain assets of Advanced Engine Components Limited ("AEC") of Perth, Western Australia. AEC is a publicly listed Australian company (ASX code: ACE) specializing in research, development and production of patented electronic fuel injection and engine management technologies that enable vehicle engines to run on natural gas. AEC's engine component products are aimed at optimizing engine performance while lowering vehicle emissions and costs. The transaction was completed on March 20, 2012 for A$1.1 million ($1.1 million) paid in cash and assumed liabilities.

On March 6, 2012, Westport launched the WiNG System, a fully-integrated, CNG bi-fuel system, at the National Truck Equipment Association Work Truck Show. The WiNG Systems are available for order on Ford F-250 and F-350 pick-up trucks through authorized Ford dealer/distributors. The WiNG System is based on Ford's new 6.2L hardened engine platform. The vehicles run on natural gas or ordinary gasoline.

On February 27, 2012, Westport announced that it had signed a development agreement with a leading global engine manufacturer to develop a heavy-duty truck engine featuring Westport proprietary HPDI technology for the North American market. Under the terms of the agreement, each partner is to contribute significant resources and pay for its own people and costs of the program.

On February 21 and 22, 2012, Westport announced that it was offering to sell 5,500,000 Common Shares in the U.S. and Canada at a price of $43.25 per share, for gross proceeds of $237.9 million. Westport additionally granted the underwriters of the offering the option to purchase an additional 825,000 Common Shares at the offering price during the period ended 30 days from the date the date of Westport's final prospectus supplement filed in connection with the offering. The offering was completed on February 27, 2012 with the option granted to the underwriters having been exercised in full, for aggregate gross proceeds to Westport of $273.6 million.

On February 20, 2012, Westport announced that it had entered into a Supply Agreement with Cummins to allow manufacturing of the Westport 15 litre engine in a Cummins manufacturing facility in Jamestown, New York.

On February 20, 2012, Westport announced that it had entered into an amended and restated joint venture agreement with Cummins regarding the CWI joint venture, as further described under the heading "CUMMINS WESTPORT INC."

On February 3, 2012, CWI announced that Navistar, Inc. would be offering the CWI ISL G engine in the International® TranStar and WorkStar trucks.

2011

On December 1, 2011, Westport announced that it had entered into an agreement with Electro Motive Diesel ("EMD"), an OEM of diesel-electric locomotives, to integrate Westport HPDI technology and natural gas fuel system technologies into an EMD locomotive provided by CN.  The consortium is expecting to demonstrate the natural gas locomotive as part of the previously announced Sustainable Development Technology Canada ("SDTC") project with CN and Gaz Métro in 2014. In accordance with the consortium agreement, Westport will provide its core technologies for the engine and fuel system, and intellectual property. EMD will contribute its expertise to integrate the natural gas engine, related components and controls to create a working locomotive platform. EMD is one of the world's largest builders of diesel-electric locomotives for all commercial railroad applications including intercity passenger, commuter, freight, switching, industrial and mining.

On November 7, 2011, Westport announced that it had been certified as having met the international standards of ISO 14001:2004, an Environmental Management System ("EMS") standard. Westport EMS encompasses the development, design, testing and assembly of alternative fuel systems for OEM clients and the general operations of Westport facilities.

On October 12, 2011, Westport announced that it had acquired AFV of Gothenburg, Sweden. AFV is the sole supplier of natural gas fuel systems to Volvo Car. Volvo dealers in Sweden have offered a bi-fuel 231-hp 2.5 litre turbocharged version of the popular V70 wagon, with the natural gas fuel system engineered and installed by AFV, since 2009. The Volvo V70 Bi-Fuel has been approved as a company car for Swedish businesses, and Swedish drivers can fuel up at more than one hundred public natural gas filling stations. In addition to emissions benefits, corporate and private customers are eligible for tax incentives that make natural gas an even more economical alternative. AFV now aims to expand into other markets.

On September 23, 2011, Westport announced that it had raised C$36 million through the issuance of debentures (the "Debentures") offered by Macquarie Private Wealth Inc. ("Macquarie"), on a private placement basis, to replace previously issued debentures that matured in July 2011. The Debentures are unsecured and subordinated to senior indebtedness, mature on September 22, 2014 and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15th and September 15th of each year during the term, commencing on March 15, 2012. The Debentures are not listed on any stock exchange.

On September 7, 2011, Westport announced that it had entered into an agreement with Royal Dutch Shell Plc ("Shell") to launch a co-marketing program in North America aimed at providing customers a better economic case when purchasing and operating liquefied natural gas vehicles ("LNGVs") by consolidating key value chain components such as fuel supply, customer support and comprehensive maintenance into a single, user-friendly package. Under the terms of the agreement, both companies are leveraging their industry-leading positions in LNG production and distribution for Shell and LNGV systems and technology for Westport, to deliver an integrated commercial solution to participating customers, initially in North America.

On July 5, 2011, Westport announced that it had completed the previously announced purchase of Emer, a leading fuel system provider in the CNG and LPG industry with a significant track record in technology innovation and operations. On September 14, 2011, Westport filed a business acquisition report regarding the acquisition of Emer pursuant to form 51-102F4 of National Instrument 51-102 Continuous Disclosure Obligations.

On June 28, 2011, Westport announced that it had entered into an agreement with GM to help develop advanced natural gas engine technology. Westport also announced the opening of the Westport Michigan Technical Center.

On April 5, 2011, Westport announced that Heckmann Corporation, a water solutions company focused on water issues worldwide and, in particular, oil and natural gas exploration and production, is teaming up with Encana Natural Gas Inc. ("Encana"), a subsidiary of Encana Corporation, Westport and Peterbilt, a division of PACCAR, to transition its truck fleet from traditional diesel vehicles to NGVs. Under the terms of the agreement, Encana will make fuelling services available where Heckmann Water Resources ("HWR") operates its fleet of water transportation vehicles. HWR are using the trucks to service its customer's natural gas wells and provide water handling services in conjunction with its system of pipelines and disposal wells.

On February 27, 2011, Westport announced that it had secured a funding commitment of C$2.3 million from SDTC to develop HPDI technology for high-horsepower applications. Westport is proposing to significantly improve the cost structure for operators of high-horsepower equipment while achieving compliance with increasingly stringent emission regulations and reducing GHG emissions by up to 25%. Consortium members in the SDTC project are CN and Gaz Métro Transportation Solutions, a wholly-owned subsidiary of Gaz Métro, the main distributor of natural gas in Quebec.

STRATEGY

We believe that natural gas provides the best near-term alternative for oil in transportation and industrial applications, offering environmental, energy security and increasingly attractive economic benefits. Moreover, the technology and infrastructure plans for wide scale adoption already exist. Our objective is to enhance and protect our position as a leading global provider of alternative fuel systems technology for diesel or petroleum-based applications using gaseous fuels such as natural gas, LPG, RNG or hydrogen. In order to achieve this goal, we focus our efforts on the following business strategies:

Develop Valuable Strategic and Business Alliances

We have established several strategic or customer relationships with key industry engine and truck OEMs, have established strategic joint ventures, including CWI and WWI, and have a strategic relationship or co-marketing agreement with several natural gas fuel providers. These relationships provide strategic value in leveraging our partners' global market access and distribution channels. Our goal is to foster market demand by nurturing early customers and removing possible barriers to adoption by working directly with strategic partners that participate in different areas of the industry.

Partner with Leading Global OEMs to Scale Westport HPDI Systems

Westport’s first generation HPDI systems were in development starting in 1999 and went through extensive testing and field trials in Canada, Australia and California. In March 2007, we began commercial delivery of the HPDI systems for heavy-duty trucks. Since launching the product in North America and Australia, we have sold over 1,200 Westport first generation HPDI systems to Peterbilt and Kenworth.

In December 2013, Westport unveiled Westport™ HPDI 2.0. This new generation of natural gas technology will provide global vehicle and engine OEMs with a vertically integrated natural gas solution with attractive price, performance, and fuel economy. Developed to OEM quality standards, Westport™ HPDI 2.0 system components will be manufactured in high-quality facilities, offer ready integration into OEM operations globally, and provide an attractive way to reach scalable volume deliveries as natural gas markets mature and grow. Westport is now working with seven OEM applications with engine sizes ranging from trucks to locomotives at various stages of development with the goal of vertically integrated Westport™ HPDI 2.0 OEM product lines.

Through our relationships with Weichai and Volvo, we have access to what we believe to be every major target market for heavy-duty trucks in the world. In China, WWI is integrating Westport HPDI technology to create the new 12-litre Weichai Westport HPDI Landking engine designed to deliver the same power, torque, and performance as that of the original diesel engine.

Partnering with OEMs by offering a complete systems solution, including development services, while leveraging the manufacturing, distribution, sales, and aftermarket service capability of our partners allows Westport to optimize a vertically integrated approach to achieve economies of scale. We are continuing discussions with additional leading truck and engine OEMs to integrate our products into existing truck and engine configurations and expand our existing relationships.

Partner with Leading Global OEMs to Develop Natural Gas Technologies for High-Horsepower Applications

There are a number of high-horsepower applications (16 litre or greater) that would benefit from utilizing Westport technologies such as locomotives, mine trucks and marine vessels. These demanding engine applications consume large amounts of fuel and often operate in regions where LNG offers a significant cost advantage over diesel, thereby providing favourable economics for natural gas use. Moreover, this sector is more attractive because there is a concentrated target group of OEMs and customers. We are working with Caterpillar to co-develop natural gas technology for off-road equipment. Westport has entered into the final phase of the previously-announced HPDI locomotive demonstration project, with the consortium members CN, EMD, and Gaz Métro, partially funded by SDTC. This demonstration project will also include a prototype LNG Tender for HPDI locomotives.

Westport has announced an LNG tender product with an order for four tenders from CN. These LNG tenders are designed to supply fuel to an adjacent natural-gas powered dual-fuel locomotive operating on mainline service. Westport is collaborating with a manufacturer of cryogenic transportation equipment on these tenders.

Accelerate Market Penetration of Westport in Light-Duty Markets

Westport targets the high volume light-duty vehicle and engine segments for automotive and industrial markets with sales directly to OEMs and through sales in the aftermarket. Westport intends to grow its business through new OEM relationships, expansion of existing relationships and entering new geographies by leveraging its capabilities and assembly facilities in Italy, Sweden, Argentina, Australia, South Korea and the U.S. that today supply Europe, Asia and the Americas. We will continue to pursue select strategic investments in new markets and develop OEM-class products and capabilities in order to allow Westport to compete for leadership in the light-duty alternative fuels market, with North American fleet vehicles being a significant target market. According to the U.S. Department of Energy's Transportation Energy Data Book, there were 8.6 million fleet vehicles in the U.S. in 2012, of which 4.4 million were cars and 4.2 million were trucks.

Leverage Production Economies of New and Existing Partners and Suppliers

We seek to partner with the largest tier one automotive component suppliers, allowing us to benefit from their economies of scale, pre-existing manufacturing capacity, proven production capability, and developed supply chains, thus reducing our cost structure and investment in fixed assets while further enhancing product quality. To date, we have focused on developing strong supply chain relationships by partnering or collaborating with leading suppliers in order to offer an attractive economic payback to the end customer.

Focus on Geographic Expansion by Penetrating Key Markets in North America, Asia-Pacific, and Europe

We intend to focus our market development efforts in regions where natural gas vehicle sales are growing. These countries generally share at least one of the following common attributes that serve to promote the shift to natural gas for transportation:

•	lack of domestic oil reserves or insufficient refining capacity to meet transportation demands with petroleum fuels only;

•	domestically available and cost advantageous natural gas resources;

•	favorable natural gas fuel price differentials compared to petroleum fuels;

•	well-established gas transmission and distribution networks coincident with major transport routes;

•	urban air quality concerns; and

•	regulations and policies for either GHG mitigation or energy security purposes that either mandate alternative fuels or incentivize their use.

In the U.S., natural gas engines are used in a wide range of applications. Based on Westport analysis, it took about 25 to 30 years for new sales of Class 8 trucks powered by diesel instead of gasoline to reach almost 100% market share, whereas the market adoption for natural gas engines sold annually in refuse trucks has been much faster. Frost and Sullivan predicts that by the end of 2017, approximately 8% of new North American Class 6-8 commercial vehicles will be fuelled by natural gas, equating to an annual sales amount of about 29,500 units. The National Petroleum Council estimates that the market share of new natural gas Class 7 & 8 trucks in the U.S. could be approximately 20% in 2025. ACT Research forecasts the share of new natural gas powered class 8 vehicle sales to grow to 50% over the next 10 to 20 years.

China is one of the world's largest markets for all types of vehicles, and its heavy-duty truck (greater than 16 tonnes) market is already approximately as large as those in Europe and North America combined. We believe China is focused on moderating the environmental impact of rapid urbanization and tremendous vehicle growth. The demand for cleaner fuel, such as natural gas, with economic advantages over traditional fuels is increasing. WWI has experienced significant growth in China with over $466 million in revenue for calendar year 2013 compared with $272 million in revenue for calendar year 2012. WWI sold 38,138 units for the year ended December 31, 2013, and 22,025 units for the year ended December 31, 2012.

We also focus on promising markets in other parts of Asia, such as India, one of the world’s largest commercial vehicle markets. We recently launched the WP580 EMS on Tata’s SI natural gas 3.8L turbocharged engine, which is also scheduled to be applied to Tata’s 5.7L engine targeting medium-duty applications in late 2014. Westport is also demonstrating its newest proprietary technology, Westport GEMDiTM technology on Tata’s next generation 5L engine that is targeted for medium-duty trucks and buses in India. Minda Emer Technologies Limited ("Minda Emer"), a joint venture between Minda Group and Westport, through its subsidiary Emer, supplies Suzuki Maruti, the market leader in passenger cars in India.

Since its inception in 2001, CWI has sold over 44,000 engines in North America and internationally. Many of the engines sold internationally have been to Chinese bus OEMs for domestic service and also for export, primarily to South America. In addition, Westport sells CNG and LPG systems and aftermarket components to customers in multiple countries in South America. Supported by our assembly facility in Buenos Aires, we expect to continue to expand sales in this region.

European regulators have implemented some of the most aggressive responses to air quality issues and climate change concerns and are concurrently promoting increased use of natural gas in vehicles. We believe the opportunities are strong in Europe's automotive, transit, refuse, urban truck, and heavy-duty vehicle markets. Westport has been selling CNG and LPG components into the light-duty market in Russia since 2010. In May 2013, Westport announced an agreement to design and develop SI natural gas systems for a new range of GAZ Group CNG commercial vehicles. This will allow Westport to introduce its WP580 EMS to the Russian market for the first time. GAZ Group is the largest manufacturer of commercial vehicles in Russia.

Maintain Leadership as Alternative Fuel Technology Providers

Alternative fuel system technology is the foundation of our business and our ability to commercialize our products globally. We believe the combination of our considerable investment in research and development and team of world-class engineers is responsible for driving innovation in gaseous fuel systems and combustion engine technology since our founding in 1995. Leading global engine producers and OEMs utilize our differentiated intellectual property, thereby allowing us to commercialize our products worldwide.

We believe that our global patent portfolio has been pivotal to our market-leading position and that it continues to serve as a significant barrier to new entrants. In addition to protecting our competitive position in the market, our intellectual property also allows us to generate an additional revenue stream through licensing agreements. In order to support our business objectives, we expect our intellectual property portfolio to expand as we file new patent and trademark applications to capture value generated by new technological advances.

In order to maintain technology leadership in gaseous fuel utilization, we continue to explore products improvement and new product opportunities in each of the segments we serve. This is to ensure that our products maintain best in class status and that they evolve to meet market dynamics. Today, our products are built on an alternative fuel platform that leverages the abundant global supply of natural gas and LPG. Over the longer term, if alternative renewable energy sources such as RNG or manufactured fuels, including hydrogen, hydrogen-natural gas blends, and dimethyl ether, emerge as cost-competitive options, we expect that our gaseous-fuelled engine technologies, systems and experience will position us to exploit such new low-carbon fuels as they emerge.

OPERATIONS

APPLIED TECHNOLOGIES

Products Currently Available

Westport designs and manufactures a range of components including pressure regulators, injectors, electronic control units, valves and filters; sells monofuel, bi-fuel and dual fuel conversion kits; as well offers full engine management solutions and systems.

Production and Distribution

Applied Technologies’ products are manufactured in Italy in Brescia, Pernumia, and Albinea. Our combined Italian manufacturing facilities occupy approximately 220,000 square feet and are certified to ISO TS 16949. The plants have automatic assembly lines, robots to perform machining of critical components, and automatic testing capabilities; the plants operate on a multi-shift basis. Products are sold to OEMs and aftermarket customers predominantly in Europe, but also in Asia and South America. We also have an assembly facility in Buenos Aires, Argentina. We work directly with OEMs but also through dealers and distributors globally.

In addition, we have an engineering center in Perth, Australia, specializing in research, and development of electronic fuel injection and engine management technologies that enable vehicle engines to run on natural gas.

Applied Technologies Revenues

(Expressed in thousands of dollars)	Year Ended
	December 31, 2013	December 31, 2012
Product Revenue	$91,361	$91,675
Service Revenue	$1,855	-
Total	$93,216	$91,675

ON-ROAD SYSTEMS

Products Currently Available

•	Bi-fuel WiNG System product offerings are available in the MY2015 F-250/F-350 vehicle models

•	Dedicated CNG WiNG System product offerings are available for MY2014/15 in the F-150, F-250/F-350, F-450/F-550, F-650, F-59, E-250/E-350, and E-450 vehicle models

•	Volvo Car bi-fuel systems (CNG and gasoline) for the Volvo V60 and V70 bi-fuel wagons

•	Westport iCE PACK

•	WestportTM JumpStart mobile fuel services

Westport first generation HPDI systems have been delivered on more than 1,200 Peterbilt and Kenworth trucks since its first wide-scale introduction in 2010. Westport's production focus is shifting from an upfit model to vertical integration of Westport next generation of HPDI for targeted OEMs. The last day for orders for the first generation of WestportTM HPDI systems with 2013 EPA 2010 certification was November 15, 2013. Westport is committed to the continuation of its support for all our existing customers with the first generation of HPDI.

WiNG System Production

From our full line of Ford Super Duty trucks, service bodies, and chassis cabs to passenger vans, cargo vans, shuttle and cutaway chassis, Westport offers more than 10 compressed natural gas products including bi-fuel and dedicated CNG vehicles. All our vehicles are EPA and/or CARB certified.

Sold under the Westport WiNG™ Power System product brand, bi-fuel and dedicated CNG Ford vehicles are available for customers either key-READY™ or built-to-SPEC and can be ordered at Westport authorized Ford Dealer/Distributors.

The bi-fuel and dedicated CNG WiNG Systems are developed and engineered at our Dallas, Texas production facility. Our WiNG System undergoes the same rigorous testing for safety and durability required for all Ford OEM products.

Ford vehicles arrive at the Dallas facility or authorized installer location with gaseous prep engines from the Ford production plants for integration of the bi-fuel or dedicated CNG WiNG System. Once integration of the WiNG Systems on customer vehicles is complete, they are shipped directly to the dealer through a carrier, making delivery faster for the end customer.

Westport AB Bi-Fuel System Production

The Volvo V70 and V60 Bi-Fuel Wagons run on either CNG/biomethane or petrol (gasoline), with the natural gas fuel system engineered and installed by Westport. The fuel system for Volvo V60 and V70 Bi-Fuel wagons is assembled and tested on the Volvo V70 products in Gothenburg, Sweden, adjacent to the Volvo Car plant.

Westport iCE PACK Production and Distribution

Westport iCE PACK is an onboard LNG tank system customized for use with SI engines, such as those used by CWI, and designed to meet the demands of today's trucking fleets by providing increased range, longer hold times, better dynamic response, and faster fuelling times. Through a series of sensors, Westport iCE PACK monitors fuel pressure and when needed activates a pump to deliver reliable fuel pressure to the engine. Westport iCE PACK delivers the right amount of fuel, regardless of engine size and operating demands, ensuring peak performance of SI engines.

Westport iCE PACK is currently available in a 120 gallon capacity and provides a range of over 300 miles on cold LNG fuel. Westport iCE PACK can be ordered through the OEM dealer networks. The Westport iCE PACK system is installed at the Westport Kentucky Integration Center in Louisville, Kentucky, and once installation is complete, the vehicle is shipped to the dealer for delivery to the fleet.

JumpStart Services

The Westport JumpStart program offers customers a mobile, flexible and economic solution to fleets that need easy and consistent access to LNG refuelling. Westport JumpStart provides in-yard fleets convenient refuelling in the absence of a permanent LNG solution. Westport JumpStart offers refuelling via portable Orca™ LNG trailers for Westport fleet customers and fuel providers.

As at December 31, 2013 there were 11 JumpStart units under leases supporting various trucking fleets throughout North America.

On-Road Systems Revenues

(Expressed in thousands of dollars)	Year Ended
	December 31, 2013	December 31, 2012
Product Revenue	$39,691	$34,199
Parts Revenue	$13,640	$3,359
Service Revenue	$1,759	-
Total	$55,090	$37,558

OFF-ROAD SYSTEMS

Products Currently Available

•	Westport LNG Tender that provides storage and supply of natural gas for up to two natural gas powered locomotives

•	WestportTM 2.4L industrial engines sold to Clark and Cummins Western Canada for forklift and oilfield applications, respectively

Westport LNG Tender Production and Distribution

Westport LNG Tender can be ordered directly through Westport. Westport is collaborating with a manufacturer of cryogenic transportation equipment on multiple pressure LNG tenders.

Westport 2.4 Litre Alternative Fuel Engine & Fuel System Production

Both the LPG and CNG 2.4 litre engines are certified to EPA 2007 Tier II Off-road LSI Engine and CARB 2010 Off-road LSI Regulations.

The fuel system for the Juniper 2.4 litre engine is assembled in Westport’s Pernumia, Italy, plant, and the base engines are manufactured by Hyundai in South Korea. Final engine assembly and testing is performed in Busan, South Korea.

Off-Road Systems Revenues

(Expressed in thousands of dollars)	Year Ended
	December 31, 2013	December 31, 2012
Product Revenue	$3,119	$3,040
Parts Revenue	$190	$109
Total	$3,309	$3,149

CORPORATE AND TECHNOLOGY INVESTMENTS

Products under Development

In December 2013, Westport unveiled its next generation of HPDI technology, Westport™ HPDI 2.0. This new generation of the natural gas technology will provide global vehicle and engine OEMs with a vertically integrated natural gas solution with attractive price, performance, and fuel economy. Developed to OEM quality standards, Westport™ HPDI 2.0 system components will be manufactured in high-quality facilities, offer ready integration into OEM operations globally, and provide an attractive way to reach scalable volume deliveries as natural gas markets mature and grow.

Westport is now working with seven OEM applications with engine sizes ranging from trucks to locomotives at various stages of development with the goal of vertically integrated Westport™ HPDI 2.0 OEM product lines. For trucking applications, Westport is working with AB Volvo and Weichai.

Westport and Caterpillar are actively co-developing natural gas technology for off-road equipment, as announced in June 2012. While the initial focus is on engines used in mining trucks and locomotives, these engines are also used in a variety of electric power, industrial, marine and petroleum extraction applications worldwide. Caterpillar and Westport are combining technologies and expertise, including Westport HPDI technology and Caterpillar's industry leading off-road engine and machine product technology, to develop the natural gas fuel system. As part of this agreement, Westport expects to supply key components to Caterpillar for these products. The first locomotive prototype will be the EMD 710-powered locomotive under the SDTC funded program in partnership with CN, EMD and Gaz Métro, which is expected to be tested in 2014.

Our Beijing team is developing an on-board fuel system targeted to Chinese truck OEMs to enable trucks with natural gas engine systems to operate efficiently with LNG fuel in highly demanding horsepower and torque applications.

Westport and GM are developing two different combustion, controls and emissions approaches to natural gas engines.  The programs are to optimize advanced natural gas technologies and applications for maximum performance and fuel efficiency in light-duty vehicles.

Westport is developing a technology that enables engine OEMs to offer a fully integrated, high performance engine optimized for dual fuel operation, Westport GEMDiTM. Westport GEMDi technology has been co-developed with Tata on their next generation 5L engine that is targeted for medium-duty trucks and buses in India. This technology provides fuel flexibility, ideal for regions where natural gas infrastructure is emerging, such as India, and is designed to meet Euro IV and V emissions standards. Upon successful completion of the development phase, commercialization with Tata is expected to follow, with Westport supplying key natural gas engine components.

Westport is developing a new electronic control unit, Westport WP580 EMS, which has been specifically developed for spark ignited, dedicated natural gas engine applications and can be integrated with a wide range of proprietary Westport fuel system components for flexible vehicle design and production. Its advanced combustion control technology can optimize the engine for improved fuel economy, torque, and power while meeting Euro V and Euro VI emissions standards. The Westport WP580 EMS will be used by engine OEMs such as GAZ and Tata for their truck and bus applications.

Corporate and Technology Investments Revenues

(Expressed in thousands of dollars)	Year Ended
	December 31, 2013	December 31, 2012
Service Revenue	$12,417	$23,244

CUMMINS WESTPORT INC. JOINT VENTURE

CWI is a Delaware corporation owned 50% by WPI, a wholly-owned subsidiary of Westport, and 50% by Cummins. The board of directors of CWI is comprised of three representatives from each of Westport and Cummins. On February 19, 2012, Westport, Cummins and CWI entered into a Second Amended and Restated Joint Venture Agreement (the "Amended JVA") governing the operations of CWI and which amended the focus of CWI's future product development investments to North American markets, including engines for on-road applications between the displacement range of 5.9 litres through 12 litres, and to have these engines manufactured in Cummins' North American plants.

The purpose of the joint venture is to engage in the business of selling, marketing and developing SI natural gas or propane engines for on-highway use.

Products Currently Available

CWI has five engines in commercial production today: ISL G, C Gas Plus, B Gas Plus, ISB5.9 G, and ISX12 G targeted at the principal markets of urban transit, shuttle bus, refuse collection, vocational and dump trucks, medium and heavy-duty truck and tractor applications, school bus, street-sweepers, and delivery vehicles.

ISL G

The ISL G was introduced in 2007 and was the world's first heavy-duty engine for bus and truck applications to meet the 2010 EPA and CARB on-highway emissions levels. The ISL G incorporates SESI combustion technology and emissions control technologies to offer all of the advantages of previous lean-burning natural gas engines with an increase in performance and fuel efficiency, while meeting the strict 2010 EPA and CARB emissions standards. In 2008, the ISL G was certified to the Euro EEV, or, Environmentally Enhanced Vehicle, standard.

C Gas Plus, B Gas Plus and ISB5.9G

The C Gas Plus, B Gas Plus and ISB5.9G all use lean burn combustion technology and are sold outside of North America, primarily in Asia and South America where they meet local emissions standards. The C Gas Plus is an 8.3 litre lean burn natural gas engine with ratings from 250 to 280 horsepower. It was introduced in June 2001, and is certified to Euro III and IV emissions standards.

The B Gas Plus engine is 5.9 litres in displacement and is suitable for shuttle bus, vocational and other truck applications that require less power and a smaller package size than the C Gas Plus. Launched in October 2002, the B Gas Plus is certified to Euro V and EEV emissions standards and has power ratings from 195 to 230 horsepower.

The ISB5.9 G is also 5.9 litres in displacement and is certified to Euro V and EEV emission standards with Euro Onboard Diagnostic Stage II certification. The ISB5.9 G has power ratings from 195 to 230 horsepower.

ISX12 G

The ISX12 G engine is an 11.9 litre heavy-duty, dedicated natural gas engine for regional haul truck / tractor, vocational and refuse applications. The ISX12 G natural gas engine is based on the Cummins ISX12 diesel engine platform and will operate exclusively on CNG or LNG utilizing CWI's proprietary SESI technology, first introduced with the ISL G. The ISX12 G was introduced in April 2013 and is certified to EPA 2014 and CARB emissions standards. The engine is available with up to 400 horsepower and 1,450 lb-ft of torque.

Products under Development

In October 2012, CWI announced the start of development of the 6.7 litre ISB6.7 G natural gas engine. This engine will be based on the Cummins ISB6.7 diesel engine and will use CWI's SESI technology and three-way catalyst. The engine will operate on either CNG or LNG. The ISB6.7 G is expected to be in production by 2015 and will be designed to meet EPA and CARB regulations in force at the time of launch.

CWI Engine Production and Distribution

CWI engines have historically been manufactured in two different locations: a Cummins engine plant in Rocky Mount, North Carolina, and by Cummins India Limited in Pune, India. Pursuant to the terms of the Amended JVA, CWI will focus on sales in North America with engines that are manufactured in Cummins' North American engine plants in Rocky Mount, North Carolina and Jamestown, New York. Engines are sold to truck and bus OEMs for installation onto new vehicles. The fuel storage systems are installed at the OEM factory or at a third party location, such as a truck-body builder (i.e., refuse) or at a fuel system integrator.

CWI Revenues

(Expressed in thousands of dollars)	Year Ended
	December 31, 2013	December 31, 2012
Product Revenue	$261,012	$161,741
Parts Revenue	$49,639	$36,274
Total	$310,651	$198,015

WEICHAI WESTPORT INC. JOINT VENTURE

WWI was established in July 2008 as a joint venture between Westport (35% interest), Weichai (40% interest) and Hong Kong Peterson (25% interest), focusing on the Chinese market. WWI develops, manufactures, and sells advanced, alternative fuel engines and parts that are widely used in city bus, coach, and heavy-duty truck applications in China or exported to other regions globally.

WWI is based in China and occupies a 20,000m2 site with an annual production capacity of 50,000 engines. With the strong demand for natural gas engines in China, WWI is planning to expand its facility to occupy a total site of 34,000m2 and double its annual production capacity to 100,000 engines in 2014, and 150,000 engines by the end of 2015. The site includes a research and development centre and testing facilities. Under the expansion plan, WWI will more than double its testing facilities and have a total of 25 test cells by the end of 2015.

Products Currently Available

WWI engines are based on Weichai’s diesel platforms, featuring SI alternative fuel technology. WWI has five engines in commercial production today: WP5NG, WP6NG, WP7NG, WP10NG, and WP12NG targeted at the principal markets of city bus, coach, and heavy-duty truck applications. These engines meet emissions compliance of China III, China, IV or China V standards.

Products under Development

WWI is integrating Westport HPDI technology to create the new 12-litre Weichai Westport Landking engine featuring Westport™ HPDI 2.0 technology designed to deliver the same power, torque, and performance as that of the original diesel engine.

WWI Engine Production and Distribution

WWI engines are manufactured at WWI’s engine plant in Weifang, China. Engines are sold to truck and bus OEMs for installation onto new vehicles.

WWI Revenues

(Expressed in thousands of dollars)	Year Ended
	December 31, 2013	December 31, 2012
Product Revenue	$466,580	$272,086

TECHNOLOGY

We have invested over $600 million towards the research, development and commercialization of our proprietary technologies, which allow engines to operate on natural gas and other gaseous fuels while preserving the key performance benefits of gasoline or diesel engines.

We strive to develop and integrate the technologies that best fit the requirements of our target applications. As a result, Westport uses different fuel system and engine technologies across its range of applications. Generally, our technologies encompass vehicle and engine fuel systems, combustion and control approaches, as well as exhaust emissions treatment.

Light-Duty Applications

Light-duty applications include fork lift applications, small industrial engines, passenger cars and larger commercial vehicles such as pick-up trucks and utility vans.

Fuel System Components: Westport, through its Emer and OMVL subsidiaries, develops and manufactures safe, certified, reliable, low cost fuel system components that enable gasoline engines to be adapted to natural gas or LPG operation. Fuel system components include CNG tank valves, which are designed to provide multiple layers of safety, fill nozzles, gaseous fuel lines, manual and electrically operated shut-off valves, single and double-stage pressure regulators, fuel gauges, high and low pressure fuel filters, integrated fuel rails and injectors, and customized electronic control units.

Stoichiometric Multi-Point Injection Spark Ignition: Westport fuel system components can be integrated on engines to allow sequential multipoint port injection of natural gas or LPG. These engines are SI, operate with a closed-loop controlled stoichiometric air/fuel ratio, and rely on a conventional three-way catalyst for emissions control. These engines can operate as bi-fuel engines (operation with either gasoline or gaseous fuel is possible) or dedicated to just one type of fuel. Most passenger car applications today are bi-fuel, whereas engines used in industrial applications such as forklifts and oilfields are dedicated to one type of fuel.

Westport is making fully-integrated, cost-effective solutions available for industrial and light-duty vehicle applications, such as the WiNG System—an advanced, integrated, bi-fuel (natural gas / gasoline) system for fleet customers of passenger and commercial vehicles. Through the acquisition of BAF in June 2013, Westport is also offering dedicated natural gas vehicle solutions.

Westport evaluates opportunities and conducts research and development ("R&D") to improve fuel system components and engine operating methods to offer gaseous fueled engines and vehicles that offer the highest level of safety, reliability, durability, performance, emissions and efficiency.

Direct Injection Engines: An increasing portion of light-duty gasoline engines are relying on direct gasoline injection. Westport is active in developing technology to integrate natural gas fuel systems on such direct injection gasoline engines. Furthermore Westport is investigating natural gas direct injection in SI engines.

Medium- and Heavy-Duty Applications

Medium- and heavy-duty ("HD") applications include medium HD vehicles such as transit buses, refuse trucks, coaches, urban delivery vans, beverage delivery and school buses (vehicles that have a gross vehicle weight between 14,000 and 33,000 lbs). HD trucks include larger tractor-trailer combination and dump trucks.

In the medium HD class of vehicles, Westport and its partners are providing lean burn and stoichiometric SI engines to address the needs of different markets.

Lean Burn Spark Ignition: Lean burn SI ("LBSI") gaseous-fuelled engines use Otto-cycle combustion with large amounts of excess air to maintain relatively low combustion temperatures resulting in low nitrogen oxides ("NOx") and low particulate matter ("PM") output. This architecture relies on robust traditional spark plug technology to ignite a pre-mixed air/fuel charge, which can accommodate most gaseous fuels including natural gas, propane, hydrogen, and blended fuels. SI medium HD engine technologies are integrated with a robust diesel engine platform and a dedicated control strategy to create a clean-burning alternative fuel engine with excellent performance, reliability, and durability characteristics. WWI offers LBSI for example in China to power HD trucks, coaches and transit buses.

Stoichiometric Spark Ignition with Exhaust Gas Recirculation: CWI's SESI technology builds upon the LBSI approach, but uses high rates of cooled exhaust gas recirculation ("EGR") in the combustion process in place of large amounts of excess air. The use of cooled EGR allows the creation of oxygen-free exhaust, which then allows for the use of a simple, passive three-way catalyst. SESI technology delivers ultra-low emissions, below EPA 2010 levels, with increased thermal efficiency and higher low-speed torque compared with today's LBSI engines. CWI's very successful ISL G engine that is used in North American transit buses, refuse trucks and day cab trucks is based on the SESI technology. The Cummins Westport ISX12 G brings this technology into heavier duty truck applications.

Westport evaluates opportunities and conducts R&D to improve fuel system components and engine operating methods to offer medium HD gaseous fueled engines and vehicles that offer the highest level of reliability, durability, performance, low emissions and efficiency.

Westport also provides fuel systems and engines enabling HPDI of natural gas as described below.

High Pressure Direct Injection: HPDI technology emulates the robust and efficient characteristics of diesel combustion but with the fuel being mostly natural gas. Engines with HPDI use small diesel pilot sprays and larger natural gas jets injected late in the compression cycle. HPDI retains the compression ratio and un-throttled operation of diesel engines, enabling high cycle efficiency and low end torque capability. It requires no special pistons, cams, ignition system, gas mixer, intake manifolds, exhaust sensors or port injectors. For high use applications, the diesel is, on average, approximately 5% of the total fuel energy input and is used to start the combustion process just prior to the main injection of natural gas. Due to the lower flame temperature of natural gas, engine out NOx emissions can be cut by 30% to 50% compared to diesel equipped with no or moderate exhaust gas recirculation. Due to the lower carbon content of gas compared to diesel, HPDI leads to engine out PM emissions reduction of 60% to 80%, and to GHG emissions reduction of 15% to 25% inclusive of methane emissions. Our HPDI technology has been demonstrated on Cummins, Volvo, MAN, Detroit Diesel, Weichai and other heavy-duty engines and could be applied to any modern HD direct injection diesel engine, given sufficient development. HPDI is well suited to large on-highway trucks and to high-horsepower applications where performance and part load fuel consumption are critical.

High Pressure Gaseous Fuel Injectors: Our HPDI fuel injectors are designed to be incorporated into a diesel engine with no or limited head modifications and minimized changes to the engine hardware beyond replacing a diesel injector with our HPDI fuel injector. These injectors enable late-cycle, high pressure direct injection of natural gas, ensuring diffusion-type combustion. HPDI fuel injectors are common-rail, diesel-actuated and electronically controlled.

We have developed fuel injectors capable of handling the special challenges presented by compressible fuels.  For instance, our injectors are designed to manage the high volumetric flow rates required for a fuel much less dense than diesel, the reduced cushioning associated with the low viscosity of gaseous fuels, and the critical sealing between gas and pilot fuel within the injectors.

We design and test our own natural gas direct injection fuel injectors. Westport has access to high volume scale production capability through our partnership with one of the world's largest diesel injector manufacturers, Delphi, to supply Westport proprietary HPDI fuel injectors.

The engine fuel system also includes gas and diesel control modules that filter, measure and regulate the fuels prior to admission to the engine, and electronic modules that control the various components of the fuel system.

Cryogenic tanks and pumps: Our cryogenic technologies enable our customers to use LNG for mobile applications of HPDI, where durability is important, space is limited and excess weight is costly. Our designs for compact cryogenic pumps and storage vessels are well suited to on-road applications that have higher vibration profiles than stationary applications. Our LNG pump is designed to be fitted within a cryogenic vessel to provide rapid engine fuelling capability, minimize heat leak and external exposure of cryogenic parts.

Cryogenic System for SI engines: Westport has also extended its cryogenic technologies to provide LNG systems with increased fuelling rate capability to SI engines used in certain high load applications. This technology is used in our Westport iCE PACK product and provides a number of benefits. It enables the use of colder and denser LNG which results in approximately 10% more energy being stored in a full tank of LNG, improving vehicle range between fills. The colder and denser LNG avoids the need for expensive equipment otherwise required at the station to increase the temperature and pressure of the LNG, which is typically being done today as a requirement for proper operation of SI engines. The Westport iCE PACK tank systems rely on a pump that enables continuous high flow delivery of LNG at the required pressure to SI engines, a capability that traditional LNG system do not have.

High Horsepower Applications

Westport is applying and tailoring some of its technologies for high horsepower applications. The HPDI and high pressure gaseous fuel injector technologies are being readily applied to large engines with appropriate scaling, calibration and verification. Our cryogenic tank and pump technologies require significant adaptation for these applications.

For rail applications, Westport has been developing fuel control modules to be integrated on LNG tenders that include significantly larger high pressure cryogenic pumps along with the adequate fuel vaporizer and fuel control system.

For mining truck applications, similar large cryogenic pumps are being integrated in specially purposed LNG tanks that are configured for efficient integration on-board mining trucks.

Advanced Combustion and Fuel System Concepts

Westport continues to explore new combustion and fuel system concepts to explore the potential of gaseous fuels in diverse applications. We have evaluated technologies such as:

•	Hot surface ignition ("HSI"). Westport has demonstrated concept vehicles operating with natural gas direct injection and HSI. Specially shielded ceramic glow plugs were used for the ignition. Fast-response direct actuation common rail injectors were used to provide rate shaped injection or multiple gas injections. Emissions were drastically reduced because of the natural gas, but diesel-cycle diffusion combustion retains the power, torque, and efficiency of the diesel engine.

•	On-board gas compressor. We have developed vehicle booster-compressors to meet the fuel system's need to provide high-pressure natural gas to the injectors from CNG tanks. This compressor technology is modular and scalable to adapt to varying flow rates, gas pressures and packaging requirements. This was used, for example, on the concept vehicles operating with HSI.

•	Homogeneous Combustion Direct Injection. Westport has demonstrated concept power generation engines operating with some of the natural gas being pre-mixed with the intake air prior to ingestion into the combustion chamber and some of the natural gas being direct injected. The pre-mixed natural gas burned in a homogeneous charge compression ignition manner. We have developed methods to control the ideal timing of the start of combustion through signal processing of engine mounted accelerometers.

•	Exhaust Aftertreatment Systems. As a natural gas engine and fuel system developer, we have investigated and developed aftertreatment systems for natural gas engine technologies. We have worked with oxidation catalysts, methane-specific catalysts, three-way catalysts, lean NOx adsorbers, diesel particulate filters, and selective catalytic reduction systems. Novel systems and methods, applicable to both natural gas and diesel engines, have been developed.

•	Hydrogen direct injection and hydrogen natural gas blends. Westport has demonstrated the operation of transit buses fueled with blends of hydrogen and natural gas. Westport has worked with OEM partners and continues to work with certain laboratories to investigate hydrogen direct injection.

In addition, Westport continues in collaboration with partner universities and laboratories to investigate certain fundamental aspects of gaseous fuel combustion and emissions catalysis.

INTELLECTUAL PROPERTY

The goal of our intellectual property strategy is to capture, protect, and utilize our intellectual property in coordination with our business and technology plans and to best enable the successful commercialization of our proprietary products. Our intellectual property strategy is designed to be adaptive to our target markets and the products intended for those markets, to support the commercial launch of new products, and to sustain a long-term competitive edge in the markets. We rely on a combination of patents, trade secrets, trademarks, copyrights and contracts to protect our proprietary technology.

We are committed to our strategy of building an intellectual property portfolio that encompasses a variety of intellectual property rights and protects our key intellectual assets. We believe these intellectual property assets will enable us to remain competitive in our industry.

We use patents as the primary means of protecting our technological advances and innovations, which include proprietary claims to components, materials, operating techniques, and systems. We have a proactive approach to identifying, evaluating and choosing strategic inventions that we seek to protect through the timely filing and diligent management of patent applications. We have a comprehensive invention disclosure program involving written invention memoranda and maintenance and preservation of supporting laboratory records. Patent applications are filed in various jurisdictions internationally, which are carefully chosen based on the likely value and enforceability of intellectual property rights in those jurisdictions, and to strategically reflect our anticipated major markets. Patents provide us with a potential right to exclude others from incorporating our technical innovations into their products and processes. Where appropriate, we license third party technologies to provide us with the flexibility to adopt preferred technologies.

As of December 31, 2013, we have filed over 800 patent applications worldwide relating to over 230 inventions, and we held more than 350 issued patents worldwide, including more than 80 issued U.S. patents. We also have a number of patent applications pending in the U.S. and under the international Patent Cooperation Treaty, which preserves for at least 30 months our right to file corresponding patents in all of the major industrial countries that are of interest to us. These issued and pending patents cover various aspects of our technology.

We believe we have developed a significant international patent portfolio, which establishes a broad foundation for our ongoing research activities and continues to yield new and patentable developments. Our strategy is directed not only to capturing improvements that we make to our current technologies and extending the window for such technologies, but also to capturing future technologies that we believe could supplant current technologies. Accordingly, we believe that we are continuously renewing our patent portfolio to support the growth of our business in both the short and long term. We expect to file new patent applications each year as our patent portfolio expands to strengthen our role as a leading developer of gaseous-fuelled engine technology. We expect activities relating to assertion and enforcement of our intellectual property rights to increase as the market for our products develops, and we also expect that our growing patent portfolio, especially when coupled with a strong enforcement program, will provide us with a significant advantage over our competitors.

Portions of our know-how are protected as trade secrets and through contractual agreements with our employees, suppliers, partners and customers. We take measures to carefully protect our intellectual property rights in our collaboration agreements and attempt to capture maximum value from our products to ensure a competitive advantage. We are supporting the ongoing development of our market image and branding strategy by seeking timely registration of our trademarks in strategically chosen jurisdictions.

COMPETITIVE CONDITIONS

We are a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. We believe we are one of the few companies that is focused in the development and commercialization of these technologies. Our R&D effort and investment have resulted in a substantial patent portfolio that serves as the foundation for our differentiated technology offerings and competitive advantage.

Westport and its related technologies currently compete with diesel and petroleum, as well as other forms of alternative power engines including but not limited to SI natural gas, hybrid electric and dual-fuel and bi-fuel applications. In particular, we see increased competition with respect to SI natural gas engine OEMs in China and aftermarket kit providers in Europe. While some alternative fuels or other power technologies are being developed, Westport technology is available in OEM products with real-world experience.

GOVERNMENT FUNDING

Westport and CWI have won significant funding awards from U.S. and Canadian government agencies and from trade groups for technology development and demonstration projects. In some cases, the government or trade-group funding may be repayable, in whole or in part, depending on the success of the technology. Some of the more significant awards include:

In calendar year 2013, CWI received development funding in the amount of $1.05 million from the U.S. DOE’s National Renewable Energy Laboratory ("NREL"), Gas Technology Institute ("GTI") with funding originating from the California Energy Commission ("CEC"), and Utilization Technology Development, a division of GTI, for multiple engine programs, but primarily related to the development of the Cummins Westport ISX12 G engine.

In calendar year 2012, CWI collected $2.07 million in previously awarded funds from the NREL and CEC multiyear research programs for the Cummins Westport ISX12 engine.

On February 2011 Westport was awarded C$2.30 million from SDTC to develop Westport HPDI system technology for high-horsepower applications. Westport is proposing to significantly improve the cost structure for operators of high-horsepower equipment while achieving compliance with increasingly stringent emission regulations and reducing GHG emissions by up to 25%.  Consortium members in the SDTC project are EMD, CN and Gaz Métro Transportation Solutions, a wholly-owned subsidiary of Gaz Métro, the main distributor of natural gas in Quebec. As of December 31, 2012 Westport had received C$1.09 million of this funding. As of December 31, 2013 Westport has received an additional C$0.98 million bringing the total received at C$2.07 million.

On January 29, 2010 Westport was awarded close to $1.00 million in funding from the CEC to support research relating to the first generation of the WestportTM HPDI system, which included research initiatives relating to lowering cost, increasing performance, and other matters in connection with the high efficiency pilot-ignited directly injected HD natural gas engine. As of December 31, 2012, Westport had recognized all of the funding related to the contract milestones.

On February 2008 Westport was awarded $2.25 million in funding, of which $1.75 million is from the SCAQMD and $0.5 million from the CEC, to support the development, demonstration, commercialization and certification of our heavy-duty LNG fuel system for the Cummins ISX engine to meet the EPA 2010 NOx (0.2 grams per brake horsepower hour of NOx) emissions standard prior to 2010. As of December 31, 2012, Westport had recognized the full $2.25 million of this funding.

HUMAN RESOURCES AND POLICIES

We have attracted a highly educated, experienced team of professionals focused on the development and commercialization of our technologies. We actively recruit skilled individuals with diverse backgrounds from around the world and provide them with specific training relating to our technology, and retain consultants and contract workers with specific expertise when appropriate.

As of December 31, 2013, Westport had a worldwide total of 985 employees consisting mostly of engineers and technicians. Of the total number of Westport employees, we had 872 full-time employees and 113 contract or part-time staff in our offices in, Canada, Argentina, Australia, China, France, Italy, Korea, Sweden and throughout the U.S.. In addition, CWI had 80 full-time employees, of which 68 employees were seconded from Cummins, 8 employees were seconded from Westport and 4 contract staff were seconded from Cummins.

Our employees are not represented by a labour union, except in Italy and Sweden. We believe that our relationships with our employees are good. Each new employee is required to execute confidentiality and proprietary rights agreements as well as a code of conduct as part of the terms of employment. To encourage focus on achievement of medium- to long-term performance goals, virtually all of our employees are eligible for annual bonuses that are tied to achievement of performance milestones.

SOCIAL AND ENVIRONMENTAL POLICIES

Westport is committed to the protection of the environment and the prevention of pollution and strives to be an industry leader in mitigating the environmental impacts of fuel system research, development, testing and assembly. This Environmental Policy Statement outlines the standards to which our operations are held:

•	Westport will work to ensure that its operations comply with all applicable environmental legislation, industry codes and standards;

•	Westport will work to collaborate with partners and industry stakeholders in the protection of the environment, the conservation of resources and the implementation of pollution mitigating practices;

•	Westport will continue to research, design, and develop alternative fuel engine technologies that preserve environmental health and safeguard employees, customers and the general public from injuries or health hazards;

•	Westport determines, evaluates, and strives to mitigate the environmental impacts of our existing operations and will work to conduct a thorough environmental assessment and risk analysis prior to the implementation of new projects;

•	Westport will abide by internally established standards to utilize energy and other resources efficiently in its operations, including emissions and waste management programs that exceed current legislative requirements;

•	Westport will strive to be an environmentally responsible neighbour in the communities where we operate and to act promptly and responsibly to correct incidents or conditions that endanger health, safety or the environment;

•	In conjunction with external response agencies, Westport will respond to environmental emergencies promptly and effectively via a trained and coordinated on-site Emergency Response Team;

•	Westport will work to fully investigate all environmental incidents or unplanned releases and to communicate findings as necessary to all affected parties;

•	Westport will endeavour to train its employees on their individual responsibility to protect the environment, to adhere to this Environmental Policy Statement, and to cooperate with Westport's efforts in this regard. On-site contractors and others acting on behalf of Westport are expected to abide by the same environmental code of conduct;

•	Westport will strive to evaluate its environmental performance through regular auditing and assessment of its regulatory compliance and adherence to this policy. We will strive to communicate the appropriate information to our stakeholders including our Board of Directors, employees, shareholders, governmental agencies and the general public; and

•	Westport will strive to continuously improve our environmental management system and measure the environmental impacts of our operations. Westport will implement this policy through a comprehensive plan with measurable goals/targets and a rigorous analysis of performance. Westport will work to provide a candid discussion of our environmental achievements and challenges in its annual sustainability report published on its website.

Our commitment to corporate responsibility is evident not only in the development of our products and technologies, but also in our ongoing efforts to enhance the social benefits derived from our business activities and minimize the environmental footprint of our operations. Every year, we review our operations, assess our environmental footprint and set targets for improvement.

We published our first sustainability report at the end of fiscal 2008 to highlight aspects of our safety, environment, and community engagement performance. Our sustainability report, which will be published within our fiscal 2013 annual report, has been self-declared to correspond to application Level B in the six-level grid of the Global Reporting Initiative G3 guidelines.

We are committed to providing a discrimination and harassment-free workplace. Our expectations for individual integrity and ethical, moral, and legal conduct are outlined in our Code of Conduct which applies to everyone in Westport, including directors, officers, employees, contractors, agents and consultants who act of behalf of Westport in any business dealings. The Code of Conduct is reviewed and signed annually by all directors, officers and employees. We have also implemented an ethics hotline to provide an avenue for employees to raise concerns about corporate conduct. The Whistleblower policy includes the reassurance that individuals will be protected from reprisals or victimization for "whistle blowing" in good faith.

Our employees demonstrate an active desire to contribute to our community. We have supported the United Way of the Lower Mainland with a spirited and employee-driven workplace campaign since 2002. Since that time, our employees have donated approximately C$1.05 million to the United Way, and our campaigns have been recognized as leading efforts in the British Columbia high-tech sector.

IMPACT is an employee leadership team established to drive community engagement and community enrichment. Launched in 2007, IMPACT brings together the various volunteer activities, events, and initiatives that employees were already involved with into one coordinated effort. IMPACT's vision of community is broad and encompasses the actual communities in which we live and work, our immediate neighbours and our workplace. IMPACT has an ambitious and inspiring mandate to have its activities leave a positive and measurable impact on the community. Community leadership is a core value of ours and to support this, every employee is given 16 hours of paid leave per year to volunteer with a charitable organization of his or her choosing.

We have been a sustaining member of Canadian Business for Social Responsibility since 2001 and were one of the first members of the Canadian high-tech sector to join this group of progressive organizations committed to the principles of sustainability. To further expand our sustainability networks, we became member of Business for Social Responsibility and the Leadership Council of the Network for Business Sustainability.

We have been listed on the Jantzi Social Index ("JSI") since August 2000. The JSI is a socially-screened market capitalization-weighted common stock index modeled on the S&P/TSX 60 consisting of 60 Canadian companies that pass a set of broadly based environmental, social and governance rating criteria. The JSI has begun to generate the first definitive data on the effects of social screening on financial performance in Canada.

DIVIDEND POLICY

To date, we have not paid out any dividends on our Common Shares. The future payment of dividends will be dependent on our ability to pay, including factors such as cash on hand, sustainable cash flow and achieving profitability, the financial requirements to fund growth, our general financial condition, and other factors that the Board may consider appropriate in the circumstances. Under our bank credit facilities, any dividends, shareholder loan repayments and other capital withdrawals require prior consent from our bank.

MARKET FOR SECURITIES

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange under the trading symbol "WPT". The following table sets forth the market price ranges and the aggregate volume of trading of the Common Shares on the Toronto Stock Exchange for the periods indicated:

Toronto Stock Exchange (WPT)
Period	High (C$)	Low (C$)	Close (C$)	Volume
January 2013	29.35	26.36	27.30	1,041,712
February 2013	33.24	26.47	29.86	1,261,854
March 2013	32.44	28.15	30.02	1,342,990
April 2013	31.57	28.00	31.43	1,143,460
May 2013	31.99	27.80	31.47	1,293,715
June 2013	36.14	29.10	35.45	630,096
July 2013	36.57	31.23	33.80	930,210
August 2013	34.10	27.26	28.90	1,035,885
September 2013	30.30	24.70	24.93	1,411,613
October 2013	26.65	24.20	24.42	1,464,094
November 2013	25.49	22.41	22.48	1,267,253
December 2013	22.81	18.29	20.79	1,760,906
January 2014	24.11	18.79	18.98	2,307,592
February 2014 (to February 25)	19.53	17.78	18.73	1,640,640

The outstanding Common Shares are additionally listed and posted for trading on the NASDAQ Global Select Market under the trading symbol "WPRT". The following table sets forth the market price ranges and the aggregate volume of trading of the Common Shares on the NASDAQ Global Select Market for the periods indicated:

NASDAQ Global Select Market (WPRT)
Period	High ($)	Low ($)	Close ($)	Volume
January 2013	29.80	26.50	27.46	13,037,357
February 2013	32.89	26.50	28.94	18,197,937
March 2013	31.69	27.45	29.52	23,943,086
April 2013	31.34	27.50	31.07	13,874,848
May 2013	31.03	27.52	30.31	18,629,562
June 2013	34.44	27.61	33.53	12,653,972
July 2013	35.40	30.23	32.77	17,120,137
August 2013	33.10	26.26	27.51	18,362,801
September 2013	29.48	23.95	24.19	21,505,287
October 2013	25.87	23.17	23.43	20,592,755
November 2013	24.40	21.11	21.47	18,906,707
December 2013	21.48	17.07	19.61	29,679,085
January 2014	22.50	16.93	17.02	25,638,691
February 2014 (to February 25)	17.96	16.03	16.89	18,778,832

In the twelve-month period ended February 26, 2014, Westport granted the following performance share units ("PSUs") and restricted share units ("RSUs") pursuant to the Westport Omnibus Plan.

Date	Number of Securities Granted (RSUs) (#)	Number of Securities Granted (PSUs) (#)	Per Share Market Value of Shares Underlying Securities at Time of Unit Issuance ($)
March 15, 2013	242,427	263,159	31.02
July 2, 2013	16,138	-	35.45
October 31, 2013	49,173	82,645	25.41
December 6, 2013	10,705	16,469	21.54
January 3, 2014	393,990	330,792	20.97

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares ("Preferred Shares") issuable in series with no par value. As at December 31, 2013, our issued share capital consisted of 62,733,762 Common Shares and no Preferred Shares. Our Board may at any time issue any Preferred Shares in one or more series, each series to consist of such number of Preferred Shares as may be determined by the Board. The Board may determine at the time of issuance the designation, rights, privileges, restrictions, and conditions attaching to each series of Preferred Shares.

As more fully described below under "Description of Common Shares", the holders of our Common Shares are entitled to notice of, to attend and to one vote per Common Share at all meetings of our shareholders. The holders of our Preferred Shares shall have no right to receive notice of or to be present at or vote either in person, or by proxy, at any of our general meetings by virtue of or in respect of their holding of Preferred Shares.

Subject to any rights, privileges, restrictions and conditions that may have been determined by the directors to apply to any series of Preferred Shares or any restrictions in any of our debt agreements, the directors shall have complete uncontrolled discretion to pay dividends on any class or classes of shares or any series within a class of shares issued and outstanding in any particular year to the exclusion of any other class or classes of shares or any series within a class of shares out of any or all profits or surplus available for dividends.

On our winding-up, liquidation or dissolution or upon the happening of any other event giving rise to a distribution of our assets other than by way of dividend amongst our shareholders for the purposes of winding-up its affairs, subject to any rights, privileges, restrictions and conditions that may have been determined by the Board to attach to any series of Preferred Shares, the holders of all Common Shares and Preferred Shares shall be entitled to participate pari passu.

DESCRIPTION OF COMMON SHARES

The holders of our Common Shares are entitled to one vote per Common Share at meetings of shareholders, to receive such dividends as declared by the Board, and to receive Westport's remaining property and assets upon dissolution or winding up. The Common Shares are not subject to any future call or assessment, and there are no exchange, pre-emptive, conversion, redemption or retraction rights attached to the Common Shares. The following table provides additional information regarding the outstanding Common Shares, options, PSUs, and RSUs.

	December 31, 2013
	Number	Weighted Average Exercise Price ($)
Shares Outstanding	62,733,762
Share Options(1)
- Outstanding(2)	738,743	29.81
- Exercisable	283,505	23.40
Performance Share Units (1)
- Outstanding(3)	564,496	N/A
- Exercisable	-	N/A
Restricted Share Units(1)
- Outstanding	584,643	N/A
- Exercisable	224,638	N/A

Notes:

(1)	Excludes 77,707 and 14,254 and 37,198 of phantom stock options, PSUs and RSUs, respectively, which when vested, are exercisable in exchange for a cash payment and do not result in the issuance of Common Shares.

(2)	Includes 143,991 performance stock options with payout levels of 0% or 100% upon achieving the required performance criteria over the measurement period.

(3)

Includes 564,496 PSUs with payout levels ranging between 0% to 200% upon achieving the required performance criteria over the measurement period. Of these 564,496 PSUs a total of 56,341 are currently known to be issuable based on the prior achievement of the required 200% conversion ratio as at the date hereof, however such awards have not yet become vested.

PRIOR SECURITIES ISSUED

No securities of Westport not listed or quoted on any exchange were issued during the year ended December 31, 2013, other than RSUs and PSUs. Additional information with respect to the issuance of securities under Westport's equity compensation plans by Westport during the most recently completed financial year will be contained in Westport's Management Information Circular in respect of its annual and special meeting of shareholders, which will be made available on SEDAR at www.sedar.com.

DIRECTORS AND EXECUTIVE OFFICERS

Our shareholders elect the members of our Board at each annual general meeting. Directors typically hold office until their successor is appointed or until the next annual general meeting of shareholders at which time they may be re-elected or replaced.

The following table sets forth the names and municipalities of residence of all of the members of our Board of Directors and Executive Officers as of February 26, 2014, as well as the positions and offices held by such persons, their principal occupations, and number of Common Shares held as of February 26, 2014:

Name and Municipality of Residence	Position with the Corporation	Principal Occupation for Last Five Years	Director of the Corporation Since	Number of Common Shares held as of February 26, 2014
Dr. Warren J. Baker(2)(3)(4) Avila Beach, California	Director	Retired from California Polytechnic State University since 2010. President, California Polytechnic State University (1979-2010)	September 2002	19,597

John A. Beaulieu(1)(2)(3)(4) Vancouver, Washington	Chairman and Director	Managing Partner of Cascadia Pacific Management LLP (a private venture fund company) since 1990	September 1997	17,645

M.A. (Jill) Bodkin(1)(2) Vancouver, British Columbia	Director	Chair and Chief Executive Officer of Golden Heron Enterprises since 1996; Director of Canadian Development for KCTS 9 Television (2007-2010)	July 2008	8,981

David R. Demers(4) West Vancouver, British Columbia	Chief Executive Officer and Director	Chief Executive Officer of Westport since March 1995	March 1995	127,257

Brenda J. Eprile(1) North York, ON	Director	Managing Director at Sanford Eprile & Company since 2012; Senior Partner at PricewaterhouseCoopers LLP (2000 to 2012)	October 2013	1,846

Philip B. Hodge(1)(4) Calgary, Alberta	Director	President, Chief Executive Officer and Director of Pine Cliff Energy Ltd. since January 2012; Vice President, Business Development and Vice President Acquisitions and Divestments at Penn West Exploration (2010 to 2011); Managing Director at Mackie Research Capital Corporate and J.F.Mackie & Co. (2006 to 2010)	June 2012	9,448

Dr. Dezsö J. Horváth(1)(4) Toronto, Ontario	Director	Dean and Tanna H. Schulich Chair in Strategic Management, Schulich School of Business, York University since 1988	September 2001	61,047

Douglas R. King(1)(3) Hillsborough, California	Director	Retired from Ernst & Young LLP for the past five years. During this time Mr. King has served as a board member on various publicly traded companies	January 2012	8,942

Gottfried (Guff) Muench(2)(4) West Vancouver, British Columbia	Director	Retired from Cummins since 2010; previously held various senior positions within Cummins,including Canadian General Sales Manager-Parts in Oakville, Ontario, and Vice-President, Distribution & Customer Support for Cummins Engine Company (1991 to 2010)	July 2010	11,198

Name and Municipality of Residence	Position with the Corporation	Principal Occupation for Last Five Years	Director of the Corporation Since	Number of Common Shares held as of February 26, 2014
Nancy S. Gougarty Vancouver, British Columbia	President & Chief Operating Officer	President and COO of Westport since July 2013; Vice President for TRW Automotive Holdings Corp. (2005 to 2012)	N/A	1,181

William (Bill) E. Larkin Blaine, Washington	Chief Financial Officer	Chief Financial Officer of Westport since February 2010; previously Chief Financial Officer of DDi Corp. (2009 to 2010); Chief Financial Officer of Fuel Systems Solutions, Inc. (2008 to 2009); Corporate Controller of Fuel Systems Solutions, Inc. (2006 to 2008)	N/A	38,064

Thomas G. Rippon White Rock, British Columbia	Executive Vice President	Executive Vice President, Off-Road Systems of Westport (January 2014 to present); Vice President, Mining & Rail of Westport (September 2013 to January 2014); Vice President of Program Management & Engineering of CODA Automotive (January 2013 to August 2013); Vice President of Program Management of CODA-Automotive (January 2012 to December 2012); Global Program Manager of GM (June 2006 to December 2011	N/A	0

Elaine A. Wong Vancouver, British Columbia	Executive Vice President	Executive Vice President of Westport (January 2013 to current); Executive Vice President, Strategic Development of Westport (March 2010 to December 2012); Chief Financial Officer of Westport ( June 2003 to February 2010)	N/A	68,707

Notes:

(1)	Member of the Audit Committee as at the date hereof. As at December 31, 2013, the members of the Audit Committee were John A. Beaulieu, Jill Bodkin, Philip B. Hodge, Dr. Dezsö Horváth and Douglas R. King.

(2)	Member of the Human Resources and Compensation Committee as at the date hereof. As at December 31, 2013, the members of the Human Resources and Compensation Committee were Warren J. Baker, John A. Beaulieu, Jill Bodkin, and Gottfried Muench.

(3)	Member of the Nominating and Corporate Governance Committee as at the date hereof. As at December 31, 2013, the members of the Nominating and Corporate Governance Committee were Warren J. Baker, John A. Beaulieu and Douglas R. King.

(4)	Members of the Strategy and Technology Committee as at the date hereof. As at December 31, 2013, the members of the Strategy and Technology Committee were the same as the date hereof.

DIRECTOR BIOGRAPHIES

Warren J. Baker, a U.S. citizen, of Avila Beach, California, USA, joined the Board in September of 2002. He is currently Chair of the Nominating and Corporate Governance Committee. Helping drive Westport’s innovation and technology path, Dr. Baker has led a distinguished career in science and technology including the US National Science Board under President Reagan. More recently, Dr. Baker retired as President Emeritus of California Polytechnic State University in San Luis Obispo, California, having served as President from 1979 until August 1, 2010. Dr. Baker is a Fellow of the American Society of Civil Engineers, a Fellow in the Engineering Society of Detroit, a former member of the board of directors of the California Council for Science and Technology, and a former member of the US Business-Higher Education Forum. Dr. Baker has served as a member of the US National Science Board appointed by President Reagan serving two terms from 1985 to 1994. He has served as Chair of the board of directors of the ASCE Civil Engineering Research Foundation. From 1994 to September 2012, Dr. Baker was a member of the board of directors of John Wiley & Sons, Inc. of Hoboken, New Jersey, a New York Stock Exchange listed global publisher of print and electronic products, specializing in scientific, technical, and medical books and journals, where he also served terms as Chair of the Audit Committee, the Governance Committee, and HR and Compensation Committee. Dr. Baker also served on the board of directors of the Society of Manufacturing Engineers' Education Foundation, and is currently Chair of the Board of Governors, US – Mexico Foundation for Science.

John A. Beaulieu, a U.S. citizen, of Vancouver, Washington, USA, joined the Board of Directors in September of 1997 and was appointed Chairman in 2002. Mr. Beaulieu brings a wealth of knowledge from the Capital Markets arena finding, financing, and assisting in the growth of more than 75 emerging growth technology-based companies since 1986. Mr. Beaulieu co-founded Cascadia Pacific Management, LLP, a venture capital fund in Portland, Oregon, in 1990. Mr. Beaulieu’s business career included being President of Steelcraft Corporation and holding other general management positions at American Standard & Evans Products. Earlier executive employment was at Proctor & Gamble, Ford Motor Co., and Arthur Young & Co. Mr. Beaulieu obtained a Bachelor of Commerce degree (1956) and a Masters of Business Administration degree (1963), both from Santa Clara University of California.

M.A. (Jill) Bodkin, a Canadian citizen, of Vancouver, British Columbia, Canada, chairs the Human Resources and Compensation Committee. Helping Westport investing and grow has been a passion for Ms. Bodkin since she joined the board in July 2008. Ms. Bodkin brings a significant amount of public company and venture capital markets expertise and a distinguished background with the BC Securities Commission and Ernst & Young. She has been Corporate Director and Chair and Chief Executive Officer of Golden Heron Enterprises since 1996. A Director of public and private companies, Ms. Bodkin is also the President of Yaletown Venture Partners VCC, Vancouver, and on Boards of Valemount Glacier Destinations, Exro Technologies, Syracuse University's Maxwell School of Citizenship and Public Affairs, and Vancouver Opera. From 2004 to 2011, Ms. Bodkin was Director for Canada for KCTS 9 Television, the Seattle based Pacific Northwest PBS station. She is a Governor and former Chair of the Vancouver Board of Trade, as well as a former Director of the Laurentian Bank of Canada and President of the Board of Pacific Coast Public Television. She has served on the Audit Oversight Council for the Canadian Institute of Chartered Accountants, advisory boards on investment and trade to Canadian and British Columbia Cabinet Ministers, and as a Trustee of policy think tanks, including the Thailand Development Research Institute, the Institute for Research in Public Policy in Canada, and the Canada West Foundation. After her early career in trade and finance in Canada's capital, Ms. Bodkin was appointed, in 1981, British Columbia's first woman Deputy Minister, responsible for financial institutions, then served as founding Chair of the BC Securities Commission. From 1987 to 1996, she was a Corporate Finance Partner with Ernst & Young, advising on financing technology companies and capital projects in North America and Asia. Her mid-career graduate studies were in public finance at the Maxwell School, and she has been Executive in Residence at UBC's Faculty of Business.

David R. Demers, a Canadian citizen, of Vancouver, British Columbia, Canada, is a founder of Westport and has been Chief Executive Officer and a member of the Board since the company was formed in March of 1995. Overseeing the formation of Westport and its growth from five people to over 1,000 and the continuous evolution of the natural gas vehicle market, Mr. Demers brings an entrepreneurial spirit and an unmatched drive to make Westport’s technology and company a global success. Mr. Demers holds a Bachelor of Science (Physics) degree and a Juris Doctor (Law), both from the University of Saskatchewan. Mr. Demers started his career at IBM Canada and has been involved in the formation and growth of several successful technology companies. He is currently a member of the board of directors of Primero Mining Corp. (NYSE:PPP) and ECRI, a private software company.

Brenda J. Eprile, a Canadian citizen of North York, Ontario, Canada, was appointed to the company's Board of Directors in October 2013 and brings extensive financial experience and acumen. Ms. Eprile’s familiarity with Westport as a former Advisory Board member and her deep understanding of public companies are valuable to Westport as it continues to grow and business evolves. Ms. Eprile has been the Managing Director at Sanford Eprile & Company since 2012, a boutique consulting firm serving a wide variety of clients on a range of regulatory and compliance issues. From 2000 to 2012, Ms. Eprile was a Senior Partner at PricewaterhouseCoopers and led the Risk Advisory Services practice. From 1998 to 2000, Ms. Eprile was a Partner at Deloitte and created a regulatory advisory practice for the Canadian member firm of Deloitte focusing on public companies and financial services firms. From 1985 to 1997, Ms. Eprile had a distinguished career as a securities regulator in Canada, having held the positions of both Executive Director and Chief Accountant at the Ontario Securities Commission. From 1982 to 1985, Ms. Eprile was an audit and accounting staff member at Coopers and Lybrand serving a variety of industry sectors including financial services and industrial products. Ms. Eprile is an FCPA, and received an ICD.D from the Institute of Corporate Directors in 2013. She has an Honours Bachelor of Music from the University of Toronto, as well as a Master of Business Administration from Schulich School of Business, York University. She is the past Chair of the Board of Canada's National Ballet School.

Philip B. Hodge, a Canadian citizen, of Calgary, Alberta, Canada has been a member of the Board since June 2012. Mr. Hodge has returned to Westport as a Director after working at Westport as Vice-President and General Counsel from 2000 to 2006. Mr. Hodge demonstrated strong leadership at Westport through developing and managing strategic partnerships with various industry partners, and acted in a key role in the Cummins Westport and Weichai Westport joint venture formation. Mr. Hodge’s diverse background in finance and law, combined with his experience in the oil and gas industry is an asset to Westport’s Board and its committees. Mr. Hodge is the President, Chief Executive Officer and Director of Pine Cliff Energy Ltd., a Canadian junior oil and gas company listed on the Toronto Venture Exchange since January 2012. Mr. Hodge most recently held the positions of Vice President, Business Development and Vice President Acquisitions and Divestments at Penn West Exploration, one of the largest conventional oil and natural gas producers in North America. Prior to that, Mr. Hodge was a Managing Director at Mackie Research Capital Corporation and J.F. Mackie & Co., Calgary based investment banks. From 2000 to 2006, Mr. Hodge was Vice-President and General Counsel of Westport where he was responsible for legal, corporate governance, strategic partnership and corporate development functions, as well as the formation and growth of the company's business in China. Prior to 2000, Mr. Hodge was a partner at Bennett Jones LLP, a Canadian national law firm, practicing in that firm's securities and mergers and acquisitions teams in its Calgary office. Mr. Hodge has a Bachelor of Commerce and Bachelor of Law from the University of Alberta.

Dr. Dezsö J. Horváth, a Canadian citizen, of Toronto, Ontario, Canada, has been a member of the Board since September 2001. Dr. Horváth’s rich history in strategy and academia brings the necessary process and attention to detail that helps turn the board and management’s vision into a reality. Dr. Horváth is an internationally renowned strategist and educator with recognition as a Member of the Order of Canada and the recipient of the Queen's Diamond Jubilee Medal in recognition of his achievements and significant contributions to Canada. He is currently Chair of the Strategy Committee. He is the Dean and holds the Tanna H. Schulich Chair in Strategic Management at the Schulich School of Business at York University in Toronto, Ontario, where he has taught since 1977. He is an Electrical Engineer and holds several degrees in management (MBA, Licentiate, PhD) from Swedish universities. After an early R&D career with the Swedish multinational ASEA (now ABB) in the electrical industry, he accepted senior academic appointments at Swedish and then Canadian universities. In addition to publishing books and articles on strategic management and international business, Dr. Horváth has been engaged by major corporations and governments as a consultant in these fields. In addition to his membership on corporate boards in the past, Dr. Horváth is currently a Director of Inscape Corporation (since 2003), Samuel, Son & Co. Limited (since 2007) and UBS Bank (Canada) (2009). He is also a Director of The Toronto Leadership Centre (since 1998) and the Canada-India Business Council (C-IBC) (since 2009). As well, he is on the International Advisory Council of the St. Petersburg University School of Management, Russia (since 1996), Guanghua School of Management, Peking University, China (since 2007), Fundaçäo Dom Cabral (FDC), Brazil (since 2009). Dr. Horváth is a member of the Strategic Management Society (SMS), the Academy of Management (AOM) and the Academy of International Business (AIB). In 2004, he was named AIB International Dean of the Year. Dr. Horváth was chosen as a Member of the Order of Canada in July 2008 for his academic leadership and sustained commitment to business education in Canada. In 2012, he received the Queen's Diamond Jubilee Medal in recognition of his achievements and significant contributions to Canada.

Douglas R. King, a U.S. citizen, of Hillsborough, California, USA, has been a member of the Board since January 2012. Mr. King’s appointment highlights the company's commitment to strong corporate governance and financial oversight. Mr. King’s extensive experience in finance, accounting and public company audits, combined with his experience in the technology and alternative fuel industries, is an asset to Westport’s Board and its committees. Mr. King is a Certified Public Accountant with significant experience in the accounting industry, including over 30 years of auditing experience at Ernst & Young LLP where he served in various capacities in multiple offices. Mr. King served as the managing partner at the San Francisco office of Ernst & Young LLP from 1998 to 2002. Currently, Mr. King is a member of the Board of Directors, Chairman of the Audit Committee, and member of the Nominating and Corporate Governance Committee at Silicon Graphics International Corp. (NASDAQ:SGI); member of the Board of Directors, Chairman of the Audit Committee, and member of the Executive Compensation and Finance Committees at SJW Corp. (NYSE:SJW); and a member of the Board of Directors, Chairman of the Audit Committee and member of the Executive Compensation Committee of the private company Adaptive Spectrum and Signal Alignment, Inc. Previously, Mr. King was a member of the Board of Directors, Chairman of the Audit Committee, and member of the Nominating and Corporate Committee at Fuel Systems Solutions (NASDAQ:FSYS) from April 2006 until July 2010 and a member of the Board of Directors, Chairman of the Audit Committee and member of Executive Compensation and Special Committees of Marvell Technology Group (NASDAQ:MRVL) from April 2004 until October 2007. Mr. King has a Bachelor of Science degree from the University of Wisconsin (Madison) and a Masters of Business Administration degree from the University of Arkansas.

Gottfried (Guff) Muench, a Canadian citizen, of West Vancouver, British Columbia, Canada, joined the Board in July 2010. Mr. Muench has a strong history in the natural gas transport industry serving as the first President of Cummins Westport from 2001 to 2002. His career experience and success at Cummins as one of the leading Cummins distributors is of great assistance to Westport and the Board as the Company focuses its efforts on product commercialization. Mr. Muench obtained a Masters of Business Administration degree (1981) from the University of Western Ontario, and from 1981 to 2010, Mr. Muench held various senior positions within Cummins Inc., including Canadian General Sales Manager–Parts in Oakville, Ontario, and Vice-President, Distribution & Customer Support for Cummins Engine Company in Columbus, Indiana. In 1986, Mr. Muench became the owner and principal of Cummins British Columbia, now Cummins Western Canada, the Cummins distributor for western Canada that now serves customers in eight different provinces and territories.

EXECUTIVE OFFICER BIOGRAPHIES

David R. Demers, see information contained under the heading "Director Biographies".

Nancy S. Gougarty, a U.S. citizen and resident of Vancouver, British Columbia, is President and Chief Operating Officer at Westport. Prior to her appointment in July of 2013, Ms. Gougarty served on the Westport Board of Directors from February of 2013 to July of 2013. Ms. Gougarty served as the Vice President for TRW Automotive Corporation operations in the Asia-Pacific region from 2008 to 2012. Joining TRW in 2005, her previous positions included vice president of product planning, business planning and business development, and Vice President of braking, electronics and modules for Asia Pacific. Based at the Asia-Pacific headquarters in Shanghai, China, Ms. Gougarty oversaw the operations of more than 30 plants in the region. She directed the development and implementation of strategic and operational plans and worked to enhance strategic relationships with customers and joint venture partners in the region. Ms. Gougarty's distinguished career began in 1978 when she started with GM's Packard Electric Division, first as an industrial engineer; she later took on various roles in application engineering, finance, operations, and sales and engineering with increasing responsibility. In 1997, she was named Managing Director for GM's joint venture in Shanghai, followed by a series of appointments accountable for strategic growth in Asian countries. After the successful post as the Director for Delphi Packard, Asia Pacific, Ms. Gougarty spent three years leading Delphi's largest account as Global Account Director GM, until becoming the Vice President for Delphi Automotive Systems, Japan and Korea. Ms. Gougarty is a certified Six Sigma Green Belt. She holds an EMBA degree from Case Western Reserve University and a Bachelor of Science degree in Industrial Management from the University of Cincinnati. A community service advocate, Ms. Gougarty serves as Advisor to the President of Marietta College, Ohio.

William (Bill) E. Larkin, a U.S. citizen of Blaine, Washington, is Chief Financial Officer at Westport. Prior to his appointment in February 2010, Mr. Larkin served as Chief Financial Officer of Fuel Systems Solutions, Inc. ("FSYS") from May 2008 to May 2009 and as a consultant through September 2009.  Mr. Larkin served as Corporate Controller and Chief Accounting Officer of FSYS from November 2006 to May 2008.  Prior to that, Mr. Larkin served as Director of Financial Reporting at Standard Pacific Corp and as an auditor at Deloitte & Touche LLP, based in Los Angeles.  Prior to joining Westport, Mr. Larkin served as Interim Chief Financial Officer for DDi Corp., a publicly listed manufacturer of circuit boards, beginning October 2009.  Mr. Larkin earned a Bachelor of Science degree in accounting from the University of Southern California and is a Certified Public Accountant.  From February 19, 2012 to December 5, 2013 Mr. Larkin served on the board of directors of CWI, and from October 2013 until December 31, 2013 Mr. Larkin served on the board of directors of WWI.

Thomas G. Rippon, a dual citizen (U.S. and Canadian) and resident of White Rock, British Columbia, is an Executive Vice President at Westport, responsible for Westport Off-Road Systems business unit. Mr. Rippon joined Westport in September 2013 as Vice President, Mining and Rail. Mr. Rippon’s experience includes an extensive tenure at GM in both North America and Asia. His career began in 1972 at GM on the assembly line, and from there he was successively promoted. From 2001 to 2011, Mr. Rippon held a number of executive roles responsible for powertrain activities, including building an engine plant capable of producing 350,000 engines per year. Mr. Rippon’s most recent position at GM was Global Program Manager where he was responsible for managing five different joint ventures while overseeing more than $1 billion in capital investment. From January 2012 to August 2013, he held the roles of Vice President Engineering, Vice President, and PMO at CODA Automotive, where he had responsibility for program execution, standardizing process and procedures, and change management. As of January 1, 2014, Mr. Rippon joined the board of directors of CWI and WWI. He is active in his community and has served as a volunteer for organizations such as the American Women's Club, Boy Scouts of America, and YMCA.

Elaine A. Wong, CPA, CA, a Canadian citizen of Vancouver, British Columbia, Canada, is an Executive Vice President with Westport responsible for Westport Applied Technologies and On-Road Systems business units, and was previously Executive Vice President, Strategic Development, and prior to that Chief Financial Officer. She joined Westport in September 2001 as Director, Corporate Performance, responsible for the Company's financial planning and analysis, and as Director of Finance for CWI, before becoming Chief Financial Officer in 2003. Until February 19, 2012 Ms. Wong also served on the board of directors of CWI. She is currently a Director of Minda Emer, a joint venture between Minda Group and Westport, through its subsidiary, Emer. She also served from 2002 to 2009 as Westport's representative on the board of directors of Canadian Business for Social Responsibility, a non-profit, national membership organization of Canadian companies who have made a commitment to operate in a socially, environmentally, and financially responsible manner and is currently a Director and Treasurer for the David Suzuki Foundation and a member of CPA Canada’s Sustainability Board. Prior to joining Westport, Ms. Wong was the Director of Corporate Performance for TELUS Enterprise Solutions, an information technology company with offices across Canada and in Asia, where she was involved in strategy, planning, mergers and acquisitions, and other corporate development projects. Ms. Wong holds a Certified Public Accountant (Illinois) designation, as well as a Bachelor of Commerce Degree with Honours from the University of British Columbia.

SHAREHOLDINGS OF DIRECTORS AND OFFICERS

As of February 26, 2014, our Board members and officers as a group beneficially owned, directly or indirectly 373,913 of our Common Shares, representing approximately 0.6% of the 62,792,288 Common Shares outstanding on such date.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

None of the directors or executive officers is, or has been in the last ten years, a director, chief executive officer or chief financial officer of any company that: (i) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days that was issued while the director was acting in that capacity; (ii) was subject to such an order that was issued after such person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in such a capacity.

None of the directors or executive officers is, or has been in the last ten years, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

None of the directors or executive officers has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

None of the directors or executive officers has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

CONFLICTS OF INTEREST

David Demers, a director and officer of Westport, served on the board of directors of CWI, our 50:50 joint venture with Cummins until February 19, 2012.

Elaine Wong, an officer of Westport, also served on the board of directors of CWI until February 19, 2012. She is currently a Director of Minda Emer.

Bill Larkin, an officer of Westport, served on the board of directors of CWI from February 19, 2012 until December 5, 2013; and on the board of directors of WWI from October 2013 until December 31, 2013.

Thom Rippon, an officer of Westport, has been serving on the board of directors of CWI since December 5, 2013 and WWI since January 1, 2014.

Other than as described above, there are no known existing or potential material conflicts of interest between Westport and any director or officer of Westport. Certain of the directors and officers may currently, or in the future, also serve as directors and/or officers of other public companies that may be involved in the same industry as Westport, and therefore it is possible that a conflict may arise between their duties as directors or officers of Westport and their duties as directors and/or officers of such other companies. Westport and the directors attempt to minimize such conflicts. In the event that such a conflict of interest arises at a meeting of the Board, a director who has such a conflict will abstain from voting for or against the approval of such items of which they are conflicted. In appropriate cases, Westport will establish a special committee of independent directors to review a matter in which directors, or management, may have a conflict. In accordance with the Business Corporations Act (Alberta), the directors of Westport are required to act honestly, in good faith and in the best interests of Westport. In determining whether or not Westport will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to Westport, the degree of risk to which Westport may be exposed and its financial position at that time. Other than as indicated, Westport has no other procedures or mechanisms to deal with conflicts of interest.

RISK FACTORS

An investment in our business involves risk, and readers should carefully consider the risks described below and in our other filings on www.sedar.com. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks identified below, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operations or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties described below may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operations or prospects.

Risks Related to Our Business

We have incurred and continue to incur losses.

We have incurred substantial losses since our inception and continue to incur losses and experience negative cash flows. We cannot predict if or when we will operate profitably or generate positive cash flows or if we will be able to implement our business strategy successfully. Pursuing our strategy requires us to incur significant expenditures for research and product development, marketing, and general administrative activities. As a result, we need to continue to grow our revenues and gross margins to achieve and sustain profitability and positive operating cash flows, and we may need to raise additional capital.

We may be unable to raise additional capital.

Execution of our business plan and our commercial viability could be jeopardized if we are unable to raise additional funds for our commercialization plans, to fund working capital, R&D projects, sales, marketing and product development activities, and other business opportunities. We attempt to mitigate this risk by generating funds from a variety of sources including: through the sale of our commercial products, through the sale of non-core assets including long-term investments, through funding from government agencies, industry and business partners, and through the issuance of shares or debt in the public equity markets or through strategic investors. In addition, we try to maintain reserves of cash and short-term investments and seek to obtain funding commitments before we take on any significant incremental initiatives. There can be no assurance that we will be able to secure additional funding, or funding on terms acceptable to us, to pursue our commercialization plans.

Sustained negative economic factors could negatively impact our business.

Global economic factors beyond our control such as sustained and far reaching negative economic factors, more restrictive access to credit markets or other broad economic issues may negatively affect the NGV market, and reduce demand for our products as partners and potential customers defer replacing older vehicles or expanding their fleets. Our bad debt expense may increase, and we may need to assist potential customers with obtaining financing or government incentives to help customers fund their purchases of our products.

Potential fluctuations in our financial results make financial forecasting difficult.

We expect our revenues and results of operations to continue to vary significantly from quarter to quarter. Sales and margins may be lower than anticipated due to timing of customer orders and deliveries, unexpected delays in our supply chain, general economic and market-related factors, product quality, performance and safety issues, and competitive factors. The current economic environment also makes projecting financial results more difficult. In addition, the continuance and timing of government funding of our R&D programs is difficult to predict and may cause quarter to quarter variations in financial results. In addition, due to our early stage of commercialization on some products, we cannot accurately predict our future revenues or results of operations or the timing of government funding on our current R&D programs. We are also subject to normal operating risks such as credit risks, foreign currency risks, and global and regional economic conditions. As a result, quarter-to-quarter comparisons of our revenues and results of operation may not be meaningful. It is likely that in one or more future quarters our results of operation will fall below the expectations of securities analysts and investors. If this happens, the trading price of our Common Shares might be materially and adversely affected.

A market for engines with our fuel systems may be limited or may take longer to develop than we anticipate.

Although we have seen strong growth in CWI revenues and interest from municipalities and private fleets, engines with natural gas fuel systems represent an emerging market, and we do not know whether end-users will ultimately want to use them or to pay for their initial incremental purchase price. The development of a mass market for our fuel systems may be affected by many factors, some of which are beyond our control, including: the emergence of newer, more competitive technologies and products; the future cost of natural gas and other fuels used by our systems; the future cost of diesel, gasoline and other alternative fuels that may be used by competitive technologies; the ability to successfully build the refuelling infrastructure necessary for our systems; regulatory requirements; availability of government incentives; customer perceptions of the safety of our products; and customer reluctance to try a new product.

If a market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of our products and may never achieve profitability.

Certain of our products may not achieve widespread adoption.

Our proprietary technologies have been demonstrated in heavy-duty trucks, light-duty vehicles and high-horsepower applications. However, we do not know when or whether we will be successful in the commercialization of products for any of our target markets. There can be no assurance that engines using our direct injection technology will perform as well as we expect or that prototypes and commercial systems will be developed and sold in commercially viable numbers.

Our Westport fuel systems presently have higher initial capital costs than the incumbent competing technologies, and manufacturing costs of some of our products at a large-scale commercial level have not been confirmed. If we are unable to produce fuel systems that are economically competitive, on a life-cycle cost basis, in terms of price, reliability and longevity, operators of commercial vehicle fleets will be unlikely to buy products containing our fuel systems.

The application of our direct injection technology in high-horsepower applications is in its infancy. Our technology may not meet all the demands of these new applications, such as ultra high reliability, long life, high efficiency, high performance, refuelling convenience, emissions and safety regulations. Other technologies may provide a better compromise. In these cases our market penetration may be lower than expected.

Business benefits from availability of government incentives.

We are partly dependent on government incentives to facilitate demand for our products and fund our R&D programs and these incentives may not be renewed or may be redirected.

The US legislative session ended in 2013 without the renewal of two incentives: the Alternative Fuels Excise Tax Credit of $0.50 per gallon for natural gas and the Alternative Fuel Vehicle Fueling Infrastructure Credit of $30,000. These two incentives may be or may not be incorporated into other legislative packages during the 2014 sessions. Tax reform legislation or another tax extender package may be appropriate mechanisms to reinstate these programs. In past years our business has benefited from the availability of government tax incentives, such as tax credits and grants to encourage the use of natural gas in trucks, buses and other vehicles. Historic programs included The American Tax Relief Act of 2012, which extended the Alternative Fuels Excise Tax Credit of $0.50 per gallon for LNG and $0.50 per gasoline gallon equivalent of CNG until December 31, 2013 and also made those credits retroactive to January 1, 2012. In addition, the Alternative Fuel Vehicle Fuelling Infrastructure Credit of 30% of the cost of any qualified alternative fuel vehicle refuelling property placed in service during the taxable year, not to exceed $30,000 in the case of a property of a character subject to an allowance for depreciation, and $1,000 in any other case, was also extended until December 31, 2013 and made retroactive to January 1, 2012. There was also an extension and modification of the bonus depreciation provision that extends the 50% bonus depreciation through to January 1, 2014.

In the absence of federal legislation, individual states have initiated and passed bills to provide incentives to encourage the use of domestic energy sources such as natural gas. Texas Senate Bills 20 and 385 have been passed and authorize funding for approximately $16 million for natural gas vehicle rebates, which includes converting heavy-duty fleet vehicles to natural gas, and $4 million per year for the next two years for the establishment of natural gas stations between the cities of Dallas, San Antonio and Houston. This program was refunded in December, 2013 to make up to $24 million available for medium and heavy duty trucks. In California, through the CEC with funds through Assembly Bill 118, had established the Natural Gas Vehicle Buy-Down Program, a rebate program to incentivize the deployment of natural gas and propane vehicles in all weight classes in California. Funding for this program for 2012 was $12.7 million. No applications were accepted in 2013. This program is expected to open in 2014. The California Prop 1B program was open in 2013 from August to December for clean truck replacements. NGVs qualified under this program, however; the grants were based on emissions only which resulted in natural gas and diesel vehicles qualifying for the same incentive amounts. Because the incremental cost of NGVs is higher than diesel, there was no direct advantage for the purchase of NGVs. Grant applications were accepted in Pennsylvania through House Bill 1950, which authorized $20 million over three years in vehicle and transit grants for up to $25,000 per vehicle. In addition, states such as Florida (HB 579), Indiana (HB 1324), and Arkansas (Act 532), New York (CNG truck program) and Colorado ($30 million from CMAQ funds) passed legislation to offer vehicle or infrastructure credits or rebates. States such as Louisiana, Oklahoma, and West Virginia offer state income tax credits for the purchase of alternative fuel vehicles including natural gas.

Due to the variable nature of government funding and incentive programs, we are unable to ascertain if current programs will continue or be renewed or whether proposed bills will be passed and enacted into law. While we believe that even in the absence of government incentives, there are sound financial and environmental motivations for customers to buy our engines, continued uncertainty over the amount and availability of government incentives in the U.S., Canada, and Sweden could cause customers to delay making purchasing decisions as they wait for programs to become available. The absence of consistent commitment by government to promote NGVs could negatively affect the business by delaying purchasing decisions by prospective customers insofar as this uncertainty persists.

While some of our customers have been able to qualify for programs offered by federal, state and local agencies such as CARB, CEC and SCAQMD in California as well as other jurisdictions, there is no certainty that this assistance will continue into the future. In addition to customers' participation in fleet vehicle deployment incentives, Westport enters into agreements with government agencies to help fund our R&D programs. As with the variability of vehicle deployment incentives, there can be no assurance that we will succeed in being awarded future R&D funding from any government agencies at the same levels we have received in the past or at all.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar foreign anti-bribery laws.

The U.S. Foreign Corrupt Practices Act (“FCPA”) and similar anti-bribery laws in other jurisdictions prohibit companies and their directors, officers, employees and agents from promising, offering or giving anything of value, including money, to foreign officials, including employees of government owned businesses, for purposes of corruptly influencing such officials in their official duties in order to assist the company in obtaining or retaining business. During the last few years, the U.S. Department of Justice and the U.S. Securities and Exchange Commission (the "SEC") have brought an increasing number of FCPA enforcement cases, many resulting in very large fines and deferred criminal prosecutions. We operate in many countries which are viewed as high risk for FCPA compliance. Our Code of Conduct mandates compliance with the FCPA and other similar anti-bribery laws. We recently instituted training programs for certain employees in various jurisdictions where we operate. Despite our training programs and compliance policies, there can be no assurance that all employees and third-party intermediaries (including our distributors and agents) will comply with anti-corruption laws. Any such violation could have a material adverse effect on our business. As part of our anti-bribery policies, in the event that we have reason to believe that our employees, agents, distributors or other third parties that transact Westport's business have or may have violated applicable anti-corruption laws, including the FCPA, we may investigate or have outside counsel or agents investigate the relevant facts and circumstances. We have incurred and in the future may incur additional compliance costs associated with the implementation of our FCPA compliance policies and training programs, which could have a material impact on our business.

In any acquisition or joint venture we engage in, we expose ourselves to the possibility that the employees and agents of such businesses may not have conducted themselves in compliance with the anti-corruption laws of the FCPA. In response to increasing FCPA enforcement actions in the U.S., we have sought to impose contractual provisions and undertake cost appropriate due diligence. We cannot provide assurance that we will always be protected from the consequences of acts which may have violated the FCPA.

Violations of the FCPA may result in significant civil and criminal fines, as well as criminal convictions. Violations of the FCPA and other foreign anti-bribery laws, or allegations of such violations, could disrupt our business and cause us to suffer civil and criminal financial penalties and other sanctions, which are likely to have a material adverse impact on our business, financial condition, and results of operations.

Fuel price differentials are hard to predict and may be less favourable in the future.

The acceptance of natural gas-fuelled engines by customers depends in part on the price differential between natural gas, diesel and gasoline fuels. Natural gas has generally been, and currently is, less expensive than diesel fuel in many jurisdictions. This price differential is affected by many factors, including changes in the resource base for natural gas compared with crude oil, availability of shale gas, pipeline transportation capacity for natural gas, refining capacity for crude oil, and government excise and fuel tax policies. There can be no assurance that natural gas will remain less expensive than diesel and gasoline fuels. This may impact upon potential customers' decisions to adopt natural gas as an energy solution in the short term.

Our growth is dependent on natural gas refuelling infrastructure that may not be built and commissioned.

For motor vehicles, natural gas must be carried on board in liquefied or compressed form, and there are few public or private refuelling stations available in most jurisdictions.  There can be no assurance of the successful expansion of the availability of natural gas as a vehicle fuel or that companies will develop refuelling stations to meet projected demand.  If customers are unable to obtain fuel conveniently and affordably, a mass market for vehicles powered by our technology is unlikely to develop.

Changes in environmental and regulatory policies could hurt the market for our products.

We currently benefit from, and hope to continue to benefit from, certain government environmental policies, mandates and regulations around the world, most significantly in the international automotive market and in the U.S. Examples of such regulations include those that provide economic incentives, subsidies, tax credits and other benefits to purchasers of low emission vehicles, restrict the sale of engines that do not meet emission standards, fine the sellers of non-compliant engines, tax the operators of diesel engines and require the use of more expensive ultra-low sulphur diesel fuel. There can be no assurance that these policies, mandates and regulations will be continued. Incumbent industry participants with a vested interest in gasoline and diesel, many of which have substantially greater resources than we do, may invest significant time and money in an effort to influence environmental regulations in ways that delay or repeal requirements for clean vehicle emissions. If these are discontinued or if current requirements are relaxed, this may have a material impact on our competitive position.

We currently face, and will continue to face, significant competition.

Our products face, and will continue to face, significant competition, including from incumbent technologies, and in particular increased competition with respect to SI natural gas engine OEMs in China and aftermarket kit providers in Europe. As the market for natural gas engine products continues to grow this competition may increase. New developments in technology may negatively affect the development or sale of some or all of our products or make our products uncompetitive or obsolete. Other companies, many of which have substantially greater customer bases, businesses, and financial and other resources than us, are currently engaged in the development of products and technologies that are similar to, or may be competitive with, certain of our products and technologies. In addition, the terms of some of our joint venture agreements allow for the potential for the introduction of competing products in certain markets by our joint venture partners.

Competition for our products may come from current power technologies, improvements to current power technologies and new alternative power technologies, including other fuel systems and in particular increased competition with respect to SI natural gas engine OEMs in China and aftermarket kit providers in Europe. Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers using proven and widely accepted technologies. Many existing manufacturers have or had natural gas engine programs and could develop new engines without our help or components, using more conventional technologies or technologies from competitive companies. Additionally, there are competitors working on developing technologies such as cleaner diesel engines, bio-diesel, fuel cells, advanced batteries and hybrid battery/internal combustion engines, and new fuels in each of our targeted markets. Each of these competitors has the potential to capture market share in various markets, which could have a material adverse effect on our position in the industry and our financial results. For our products to be successful against competing technologies, especially diesel engines, they must offer advantages in one or more of these areas: regulated or un-regulated emissions performance, including CO2 reduction; fuel economy; fuel cost; engine performance; power density; engine and fuel system weight; and engine and fuel system price. There can be no assurance that our products will be able to offer advantages in all or any of these areas.

In high-horsepower applications, there are already engine manufacturers with significant experience with utilization of natural gas, for example, in power generation and in marine applications. Westport may not be able to gain experience fast enough to capture a significant enough market share.

We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.

Failure to protect our existing and future intellectual property rights could seriously harm our business and prospects and may result in the loss of our ability to exclude others from practicing our technology or our own right to practice our technologies. If we do not adequately ensure our freedom to use certain technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation and/or be enjoined from using such intellectual property. Our patents do not guarantee us the right to practice our technologies if other parties own intellectual property rights that we need in order to practice such technologies. Our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. As is the case in many other industries, the web of intellectual property ownership in our industry is complicated and, in some cases, it is difficult to define with precision where one property begins and another ends. In any case, there can be no assurance that:

•	any of the rights we have under U.S. or foreign patents owned by us or other patents that third parties license to us will not be curtailed, for example, through invalidation, circumvention, challenge, being rendered unenforceable or by license to others;

•	we were the first inventors of inventions covered by our issued patents or pending applications or that we were the first to file patent applications for such inventions;

•	any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, or be issued at all;

•	our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technologies;

•	any of our trade secrets will not be learned independently by our competitors; or

•	the steps we take to protect our intellectual property will be adequate. In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries.

We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors' rights agreements with our strategic partners and employees. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.

Certain intellectual property has been licensed to us from third parties who may also license such intellectual property to others, including our competitors. If necessary or desirable, we may seek further licenses under the patents or other intellectual property rights of others. However, we can give no assurances that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain or renew a license from a third party for intellectual property we use at present could cause us to incur substantial costs and to suspend the manufacture or shipment of products or our use of processes requiring such intellectual property.

We could become engaged in intellectual property litigation or disputes that may negatively affect our business.

From time to time, claims have been made by third parties that the practice of our technology infringes upon patents owned by those third parties. Although we have seen no valid basis for any of these claims, as our business grows, parties may attempt to take advantage of that growth and assert similar claims and demands for compensation. Our response to such claims will be commensurate with the seriousness of the allegations, their potential effect on our business and the strength of our position. We will examine a range of options, from formal legal action to obtain a declaratory judgment of non-infringement, to the initiation of design changes. We intend to vigorously defend our intellectual property.

As a result, while we are not currently engaged in any material intellectual property litigation, we could become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or in which the scope, validity and enforceability of our intellectual property rights is challenged. In addition, we may commence lawsuits against others who we believe are infringing upon our rights. Our involvement in intellectual property litigation or disputes, including any that may arise in respect of, including but not limited to our HPDI technology or LNG tanks, could be time consuming and result in significant expense to us, diversion of resources, and delays or stoppages in the development, production and sales of products or intellectual property, whether or not any claims have merit or such litigation or disputes are resolved in our favour. In the event of an adverse outcome as a defendant in any such litigation, we may, among other things, be required to:

•	pay substantial damages;

•	cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;

•	expend significant resources to develop or acquire non-infringing intellectual property;

•	discontinue processes incorporating infringing technology; or

•	obtain licenses to the infringing intellectual property.

Any such result could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results.

We are dependent on relationships with strategic partners.

Execution of our current strategy is dependent on cooperation with strategic partners for technology development, manufacturing and distribution.  To be commercially viable, our fuel systems must be integrated into engines, and our engines must be integrated into chassis manufactured by OEMs.  We can offer no guarantee that existing technology agreements will be renewed or advanced into commercialization agreements or that our strategic partners will not seek to renegotiate or amend those agreements before or after a product has been commercialized. We can offer no guarantee that even if technology agreements do exist with our strategic partners that OEMs will manufacture engines with our fuel systems or chassis for our engines, or if they do manufacture such products, that customers will choose to purchase them.  Any integration, design, manufacturing or marketing problems encountered by OEMs could adversely affect the market for our products and our financial results.  In addition, there can be no assurance of the commercial success of any joint ventures in which we are, or will become, involved.

Any change in our relationships with our strategic partners, whether as a result of economic or competitive pressures or otherwise, including any decision by our strategic partners to reduce their commitment to our products and technology in favour of competing products or technologies, to change or seek to change the terms of our contractual relationships with them or to bring to an end our various alliances, could have a material adverse effect on our business and financial results.

In addition, disputes regarding the rights and obligations of the parties have in the past and may in the future arise under our agreements with our strategic partners.  These and other possible disagreements have in the past and may in the future lead to the renegotiation or modification of such agreements, or could lead to the termination of such agreements or delays in collaborative research, development, supply, or commercialization of certain products, or could require or result in litigation or arbitration.  Moreover, disagreements have in the past and may in the future arise with our strategic partners over rights to intellectual property.  These kinds of disagreements could result in costly and time-consuming litigation.  Any such conflicts with our strategic partners could reduce our ability to obtain future collaboration agreements and could have a negative impact on our relationship with existing strategic partners.

We are dependent on relationships with our suppliers.

While we have negotiated supply agreements with various manufacturers and have entered into a strategic supply agreement with Delphi, certain of these manufacturers may presently be the sole supplier of key components for our products, and we are dependent on their ability to source materials, manage their capacity, workforce and schedules. In particular, we are dependent on sole suppliers for our injectors, tanks and pumps for our Westport HPDI systems and their ability to ramp up capacity and maintain quality and cost to support our production requirements. For a number of reasons, including but not limited to shortages of parts, labour disruptions, lack of capacity and equipment failure, a supplier may fail to supply materials or components that meet our quality, quantity or cost requirements or to supply any at all. If we are not able to resolve these issues or obtain substitute sources for these materials or components in a timely manner or on terms acceptable to us, our ability to manufacture certain products may be harmed, and we may be subjected to cancellation of orders or penalties for failed or late deliveries, which could have a material adverse effect on our business and financial results. Our products also use steel and other materials that have global demand. The prices and quantities at which those supplies are available fluctuate and may increase significantly. Competitive pressure, however, may not allow us to increase the sales price of our products. Any such increases may therefore negatively affect our margins and financial condition. We mitigate these risks by seeking secondary suppliers, carrying inventory and locking in long-term pricing when possible. There are no guarantees, however, that we will be successful in securing alternative suppliers or that our inventory levels will be sufficient for our production requirements.

We are dependent on our relationship with Cummins for CWI profits and cash flows.

CWI purchases all of its current and foreseeable engine products from Cummins-affiliated plants and distributors. Although the factories operate with modern technology and experienced management, there can be no assurance that the factory and distribution systems will always be able to perform on a timely and cost-effective basis. Any reduction in the manufacturing and distribution capabilities of Cummins-affiliated plants and distributors could have a material adverse effect on CWI's business and financial results.

Under the Amended JVA, while Cummins is subject to exclusivity restrictions that generally limit Cummins' ability to compete against CWI in North America in respect of SI natural gas or propane products within the displacement range of the products covered by CWI Amended JVA ("CWI Products"), beginning in February 2017, Cummins will be permitted to market and sell a SI natural gas or propane engine within the displacement range of the CWI Products in North America should they choose to develop one based on a new Cummins heavy duty engine platform and without CWI’s assistance. In addition, the Amended JVA permits Cummins to develop, market and sell products that compete with CWI outside of North America. The introduction by Cummins of new products that compete with CWI could have a material adverse effect on CWI's sales of CWI Products and on CWI's financial results.

Under the Amended JVA, the market scope for sales of CWI Products by CWI is primarily limited to North America. Cummins has the sole right to sell CWI Products outside of North America, and the revenues from such sales (as well as the corresponding costs and liabilities) will be credited to CWI. There can be no assurance that Cummins will continue to pursue sales of the CWI Products outside of North America or that the pricing for such CWI Products will be set at levels that will allow such CWI Products to compete effectively in the applicable markets. In addition, the limitation of CWI's market scope primarily to North America subjects CWI to more concentrated market risk. Any decrease in demand within the North American market for the CWI Products, including as a result of the decrease in the cost of fuels that are alternatives to natural gas or conditions or events that impair or adversely affect the infrastructure for producing and transporting LNG could have a material adverse effect on CWI's business and financial results.

The Amended JVA provides that substantially all significant decisions with respect to CWI and its business must be unanimously approved by the CWI board of directors and, in some instances, the shareholders of CWI. Because the CWI board of directors is evenly divided between Westport and Cummins designees and each of Westport and Cummins have 50% ownership of the common shares of CWI, any material change in the nature or scope of CWI's business, requires each of Westport’s and Cummins' approval. Failure or delay by Cummins or Westport and their respective designees to the CWI board of directors to approve any such matters could have a material adverse effect on CWI's business and financial results. In addition, the declaration and payment of any dividends by CWI requires unanimous approval of the CWI board of directors and is subject to the business judgment of the CWI board of directors, taking into account the factors specified in the Amended JVA. Failure or delay by CWI to pay dividends could have a material adverse effect on Westport's cash flows and liquidity.

The Amended JVA provides that upon a change of control of Westport, Cummins may elect to terminate the Amended JVA (in which case Cummins is obligated to repurchase Westport's shares of CWI at a price determined based on a formula in the Amended JVA) or continue the Amended JVA upon certain modified terms. These provisions may make it less likely that Westport will experience a change of control or may diminish any takeover premium that a third party would pay for its shares.

Our limited production trials, commercial launch activities and field tests could encounter problems.

We conduct limited production trials and field tests on a number of our products as part of our product development cycle, and we are working on scaling up our production capabilities. These trials, production readiness activities and field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, and the failure to maintain and service the test prototypes properly. Some of these potential problems and delays are beyond our control. Any problem or perceived problem with our limited production trials and field tests could hurt our reputation and the reputation of our products and delay their commercial launch.

We may have difficulty managing the expansion of our operations.

To support the launch, and increase sales and service of our technology and related products, we may be required to expand the scope of our operations rapidly. This may include a need for a significant and rapid increase in employees and an increase in the size, or relocation, of our premises and changes to our information systems, processes and policies. Such rapid expansion may place a significant strain on our senior management team, support teams, information technology platforms and other resources. In addition, we may be required to place more reliance on our strategic partners and suppliers, some of whom may not be capable of meeting our production demands in terms of timing, quantity, quality or cost. Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by any rapid expansion could harm our business, prospects, results of operations or financial condition.

Warranty claims could diminish our margins.

There is a risk that the warranty accrual included in our cost of product revenue is not sufficient, and we may recognize additional expenses, including those related to litigation, as a result of warranty claims in excess of our current expectations. Such warranty claims may necessitate a re-design, re-specification, a change in manufacturing processes, and/or recall of our products, which may have an adverse impact on our finances and on existing or future sales. Although we attempt to mitigate against these risks through our sales and marketing initiatives and our product development, quality assurance, support and service programs, there can be no assurance that such initiatives and programs are adequate or that sales of our commercial products will continue to grow and contribute financially. Even in the absence of any warranty claims, a product deficiency such as a manufacturing defect or a safety issue could be identified, necessitating a product recall, which could itself have an adverse impact on our finances and on existing or future sales.

New products may have different performance characteristics from previous products. In addition, we have limited field experience with existing commercialized products, including but not limited to the WiNG System and our first generation of WestportTM HPDI systems from which to make our warranty accrual estimates.

We could become subject to product liability claims.

Our business exposes us to potential product liability claims that are inherent to natural gas, LPG and hydrogen and products that use these gases. Natural gas, LPG and hydrogen are flammable gases and are potentially dangerous products. Any accidents involving our products or other natural gas, LPG or hydrogen-based products could materially impede widespread market acceptance and demand for our engines and fuel systems. In addition, we may be subject to a claim by end-users or others alleging that they have suffered property damage, personal injury or death because our products did not perform adequately. Such a claim could be made whether or not our products perform adequately under the circumstances. From time to time, we may be subject to product liability claims in the ordinary course of business, and we carry a limited amount of product liability insurance for this purpose. However, our current insurance policies may not provide sufficient or any coverage for such claims, and we cannot predict whether we will be able to maintain our insurance coverage on commercially acceptable terms.

Natural gas, LPG, hydrogen and products that use these gases entail inherent safety and environmental risks that may result in substantial liability to us.

Natural gas, LPG and hydrogen are flammable gases and are potentially dangerous products. Our operations, including our R&D and manufacturing processes, are subject to all of the risks and hazards inherent to natural gas, LPG and hydrogen and products that use these gases, including equipment defects, malfunctions and failures and natural disasters, which could result in uncontrollable flows of natural gas, fires, explosions and other damages.  Although we believe that our procedures for using, handling, storing and disposing of natural gas, LPG, hydrogen and other hazardous materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from natural gas, LPG, hydrogen and other hazardous materials and we may incur liability as a result of such contamination or injury. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our insurance and other resources, in which event Westport could incur significant costs that could have a material adverse effect upon its financial condition.

We could become liable for environmental damages resulting from our research, development or manufacturing activities.

The nature of our business and products exposes us to potential claims and liability for environmental damage, personal injury, loss of life, and damage to or destruction of property. Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future. Our operations may not comply with future laws and regulations, and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims. In addition, depending on the nature of the claim, our current insurance policies may not provide sufficient or any coverage for such claims.

We have foreign currency risk.

While a majority of our revenues, cost of sales, expenses and warranty balances are denominated in U.S. dollars, many of our operating expenses, other than cost of sales, are in Canadian dollars and Euros, and we report in U.S. dollars. Foreign exchange gains and losses are included in results from operations. A large decline in the value of the U.S. dollar relative to the Canadian dollar or Euro could negatively impact margins and other financial results. We have not entered into foreign exchange contracts to hedge against gains and losses from foreign currency fluctuations. In fiscal 2013, on average, the U.S. dollar appreciated 3.1% against the Canadian dollar and appreciated 2.6% against the Euro.

We could lose or fail to attract the human capital necessary to run our business.

Our success depends in large part on our ability, and that of our affiliates, to attract and retain key management, engineering, scientific, manufacturing and operating human capital. As we develop additional capabilities, we may require more skilled employees. Given the highly specialized nature of our products, these employees must be highly skilled and have a sound understanding of our industry, business or technology. Recruiting employees for the alternative fuel industry is also highly competitive. Although to date we have been successful in recruiting and retaining qualified employees, there can be no assurance that we will continue to attract and retain the human capital needed for our business. The failure to attract or retain qualified employees could have a material adverse effect on our business.

If we do not properly manage foreign sales and operations, our business could suffer.

We expect that a substantial portion of our future revenues will be derived from sales outside of Canada, and we operate in jurisdictions where we may lack sufficient expertise, local knowledge or contacts. Establishment of an international market for our products may take longer and cost more to develop than we anticipate and is subject to inherent risks, including unexpected changes in government policies, trade barriers, difficulty in staffing and managing foreign operations, longer payment cycles, and foreign exchange controls that restrict or prohibit repatriation of funds. As a result, if we do not properly manage foreign sales and operations, our business could suffer.

We may not realize the anticipated benefits from joint ventures, investments or acquisitions.

Our joint ventures, and any future joint venture, investment or acquisition, could expose us to certain liabilities, including those that we fail or are unable to identify during the investment or acquisition process. In addition, joint ventures and acquisitions often result in difficulties in integration, and, if such difficulties were to occur, they could adversely affect our results. The integration process may also divert the attention of, and place significant demands on, our managerial resources, which may disrupt our current business operations. As a result, we may fail to meet our current product development and commercialization schedules. Additionally, we may not be able to find suitable joint venture partners, investments or acquisitions, which could adversely affect our business strategy.

We could be adversely affected by risks associated with acquisitions.

We may, in the future, seek to expand our business through acquisitions.  Any such acquisitions will be in part dependent on management's ability to identify, acquire and develop suitable acquisition targets in both new and existing markets.  In certain circumstances, acceptable acquisition targets might not be available.  Acquisitions involve a number of risks, including: (i) the possibility that we, as a successor owner, may be legally and financially responsible for liabilities of prior owners; (ii) the possibility that we may pay more than the acquired company or assets are worth; (iii) the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of integrating the operations and employees of an acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; (vi) the inability to integrate, train, retain and motivate key employees of an acquired business; and (vii) the potential disruption of our ongoing business and the distraction of management from our day-to-day operations.  These risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key human capital, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.

We could be adversely affected by the operations of our joint ventures and joint venture partners.

We operate in many parts of the world that have experienced social unrest, political and economic instability and resulting governmental corruption. While we have policies in place to ensure adequate monitoring of our activities and compliance with Canadian, U.S. and local laws and regulations in the countries in which we operate, we also operate, and intend to operate in the future, through various joint venture arrangements. Our level of control over joint venture operations may be restricted or shared, and we may be unable to control the actions of joint venture partners or their employees. Despite our policies mandating compliance with Canadian, U.S. and local laws, we cannot assure you that our internal control policies and procedures always will protect us from reckless or negligent acts committed by our joint ventures or their employees or agents. Such employees or agents of the joint venture or joint venture partners may undertake actions that would result in a violation of law, including but not limited to, tax laws, customs laws, environmental laws, labour laws, permitting laws and regulations, industry laws or international anti-corruption and anti-bribery laws, including Canadian anti-corruption laws and the U.S. FCPA. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our business and operations. Geopolitical tensions may affect the performance of our joint ventures and operations in Asia.

Some of our foreign subsidiaries may do business in countries subject to U.S. sanctions and embargoes, and we have limited managerial oversight over those activities.

Some of our foreign subsidiaries, joint ventures or future acquisitions may sell our products to customers in countries that may be subject to sanctions and embargoes imposed by, including but not limited to, the U.S. and Canadian governments or the United Nations. Although these sanctions and embargoes may not prohibit our foreign subsidiaries and joint ventures from selling products and providing services in these countries, they may prohibit us and our domestic subsidiaries and joint ventures, as well as employees of our foreign subsidiaries and joint ventures who are U.S. or Canadian citizens, from participating in, approving or otherwise facilitating any aspect of the business activities in those countries. The constraints on our ability to have U.S. or Canadian persons, including our senior management, provide managerial oversight and supervision over sales in embargoed countries may negatively affect the financial or operating performance of such business activities. Further, failure to comply with U.S. and Canadian laws in our foreign operations could result in material fines and penalties, damage to our reputation and a reduction in the value of our Common Shares.

Risks Related to Our Common Shares

Our Common Share price may fluctuate.

The stock market in general, and the market prices of securities of technology companies in particular, can be extremely volatile, and fluctuations in our Common Share price may be unrelated to our operating performance. Our Common Share price could be subject to significant fluctuations in response to many factors, including: actual or anticipated variations in our results of operations; the addition or loss of customers; announcements of technological innovations, new products or services by us or our competitors; changes in financial estimates or recommendations by securities analysts; conditions or trends in our industry; our announcements of significant acquisitions, strategic relationships, joint ventures or capital commitments; additions or departures of key employees; general market conditions; and other events or factors, many of which may be beyond our control. As of February 25, 2014, the 52-week trading price of our Common Shares on the NASDAQ Global Select Market ranged from a low of $16.03 to a high of $35.40. See also "MARKET FOR SECURITIES".

Litigation, including litigation due to Common Share price volatility or other factors, could cause us to incur substantial costs and divert our management's time and attention.

From time to time, we may become involved in, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others, including litigation related to the volatility of our Common Shares. On an ongoing basis, we attempt to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our financial statements, we do not believe that any of the proceedings or claims to which we are party will have a material adverse effect on our financial position; however, we cannot provide any assurance to this effect.

We do not currently intend to pay any cash dividends on our Common Shares in the foreseeable future; therefore, our shareholders may not be able to receive a return on their Common Shares until they sell them.

We have never paid or declared any cash dividends on our Common Shares. We do not anticipate paying any cash dividends on our Common Shares in the foreseeable future because, among other reasons, our current credit facilities restrict our ability to pay dividends, and we currently intend to retain any future earnings to finance our business. The future payment of dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, our general financial condition and other factors our board of directors may consider appropriate in the circumstances. Until we pay dividends, which we may never do, our shareholders will not be able to receive a return on their Common Shares unless they sell them.

If we are characterized as a passive foreign investment company, U.S. holders may be subject to adverse U.S. federal income tax consequences.

Based in part on current operations and financial projections, we do not expect to be a passive foreign investment company ("PFIC") for U.S. federal income tax purposes for our current taxable year or in the foreseeable future.  However, we must make an annual determination as to whether we are a PFIC based on the types of income we earn and the types and value of our assets from time to time, all of which are subject to change.  Therefore, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year.  A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.  The market value of our assets may be determined in large part by the market price of our Common Shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we use any cash that we raise. If we were to be treated as a PFIC for any taxable year during which you hold Common Shares, certain adverse U.S. federal income tax consequences could apply to U.S. holders.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.

We are a foreign private issuer under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and related rules and regulations.  As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws.  In addition, our officers, directors and principal shareholders are exempt from the reporting and "short swing" profit recovery provisions of Section 16 of the Exchange Act.  Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell our Common Shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

In order to maintain our current status as a foreign private issuer, a majority of our Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless we also satisfy one of the additional requirements necessary to preserve this status.  We may in the future lose our foreign private issuer status if a majority of our Common Shares are held in the U.S. and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status.  The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system ("MJDS").  If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from corporate governance requirements of the NASDAQ Listing Rules that are available to foreign private issuers.

U.S. investors may not be able to obtain enforcement of civil liabilities against us.

The enforcement by investors of civil liabilities under the U.S. federal or state securities laws may be affected adversely by the fact that we are governed by the Business Corporations Act (Alberta), a statute of the Province of Alberta, Canada, that the majority of our officers and directors and some of the experts named in this AIF, are residents of Canada or otherwise reside outside the U.S., and that all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the U.S. It may not be possible for investors to effect service of process within the U.S. on certain of our directors and officers or the experts named in this AIF or enforce judgments obtained in the U.S. courts against us, certain of our directors and officers or the experts named in this AIF based upon the civil liability provisions of U.S. federal securities laws or the securities laws of any state of the U.S.

There is some doubt as to whether a judgment of a U.S. court based solely upon the civil liability provisions of U.S. federal or state securities laws would be enforceable in Canada against us, our directors and officers or the experts named in this AIF. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers or the experts named in this AIF to enforce liabilities based solely upon U.S. federal or state securities laws.

AUDIT COMMITTEE MATTERS

Mandate of the Audit Committee

The mandate of the Audit Committee as prescribed by the Board of Directors is set out in the Audit Committee Charter which is attached is hereto as Schedule "A".

Composition of the Audit Committee

The following table sets forth the name of each of the current members of the Audit Committee, whether such member is independent, whether such member is financially literate and the relevant education and experience of such member.

Name	Independent?	Financially Literate?	Relevant Education and Experience
M.A. (Jill) Bodkin	Yes	Yes	Ms. Bodkin has been Chair and Chief Executive Officer of Golden Heron Enterprises since 1996. From 1987 to 1996, Ms. Bodkin was with Ernst & Young as a Corporate Finance Partner, advising on financing technology companies and capital projects in North America and Asia. After her early career in trade and finance in Ottawa, in 1981 Ms. Bodkin became British Columbia's first woman Deputy Minister, responsible for financial institutions, and, until 1987, Founding Chair of the British Columbia Securities Commission. Ms. Bodkin is a Governor and former Chair of the Vancouver Board of Trade, as well as a former member of the boards of directors of the Laurentian Bank of Canada and KCTS 9 Television. Ms. Bodkin has served as a member of the Oversight Council for the Canadian Institute of Chartered Accountants and has held numerous other positions on public and private boards of directors.

John A. Beaulieu	Yes	Yes	Mr. Beaulieu holds a Bachelor of Commerce degree and a Masters of Business Administration degree, both from Santa Clara University of California. As a co-founder of Cascadia Pacific Management, LLP, a venture capital fund, Mr. Beaulieu has significant experience in the analysis and evaluation of financial results. He has been actively involved in finding, financing, and growing more than 70 emerging technology-based companies since 1986. In addition, during Mr. Beaulieu's business career he has held general management positions with a number of companies, including Evans Products Company and Ford and as President of Steelcraft Corp.

Name	Independent?	Financially Literate?	Relevant Education and Experience
Brenda J. Eprile	Yes	Yes	Ms. Eprile has been the Managing Director at Sanford Eprile & Company since 2012, a boutique consulting firm serving a wide variety of clients on a range of regulatory and compliance issues. From 2000 to 2012, Ms. Eprile was a Senior Partner at PricewaterhouseCoopers LLP and led the Risk Advisory Services practice. From 1998 to 2000, Ms. Eprile was a Partner at Deloitte and created a regulatory advisory practice for the Canadian member firm of Deloitte focusing on public companies and financial services firms. From 1985 to 1997, Ms. Eprile had a distinguished career as a securities regulator in Canada, having held the positions of both Executive Director and Chief Accountant at the Ontario Securities Commission. From 1982 to 1985, Ms. Eprile was an audit and accounting staff member at Coopers and Lybrand serving a variety of industry sectors including financial services and industrial products. Ms. Eprile is an FCPA, and received an ICD.D from the Institute of Corporate Directors in 2013. She has an Honours Bachelor of Music from the University of Toronto, as well as a Master of Business Administration from Schulich School of Business, York University.

Name	Independent?	Financially Literate?	Relevant Education and Experience
Dr. Dezsö J. Horváth	Yes	Yes	Dr. Horvath is an Electrical Engineer and holds a number of degrees in management (MBA, Licentiate, and PhD) from Sweden. After an early R&D career with the Swedish multinational ASEA (new ABB) in the electrical industry, he accepted senior academic appointments at Swedish and then Canadian Universities. He is currently the Dean and The Tanna H. Schulich Chair in Strategic Management, at the Schulich School of Business, York University. Through his academic background and responsibilities as the Dean of the Schulich School of Business (since 1988), Dr. Horvath has acquired significant financial experience relating to accounting and financial issues. Dr. Horvath is and has been a member of a number of boards in both the public and private sectors.

Douglas R. King	Yes	Yes	Mr. King is a Certified Public Accountant with significant experience in the accounting industry, including over 30 years of auditing experience at Ernst & Young LLP where he served in various capacities in multiple offices. Mr. King served as the managing partner at the San Francisco office of Ernst & Young LLP from 1998 to 2002. Currently, Mr. King is a member of the Board of Directors, Chairman of the Audit Committee, and member of the Nominating and Corporate Governance Committee at Silicon Graphics International Corp. (NASDAQ:SGI); member of the Board of Directors, Chairman of the Audit Committee, and member of the Executive Compensation and Finance Committees at SJW Corp. (NYSE:SJW); and a member of the Board of Directors, Chairman of the Audit Committee and member of the Executive Compensation Committee of the private company Adaptive Spectrum and Signal Alignment, Inc. Previously, Mr. King was a member of the Board of Directors, Chairman of the Audit Committee, and member of the Nominating and Corporate Committee at Fuel Systems Solutions (NASDAQ:FSYS) from April 2006 until July 2010 and a member of the Board of Directors, Chairman of the Audit Committee and member of Executive Compensation and Special Committees of Marvell Technology Group (NASDAQ:MRVL) from April 2004 until October 2007. Mr. King has a Bachelor of Science degree from the University of Wisconsin (Madison) and a Masters of Business Administration degree from the University of Arkansas.

Philip B. Hodge	Yes	Yes	Mr. Hodge is the President, Chief Executive Officer and Director of Pine Cliff Energy Ltd. since January 2012. Mr. Hodge most recently held the positions of Vice President, Business Development and Vice President Acquisitions and Divestments at Penn West Exploration. Prior to that, Mr. Hodge was a Managing Director at Mackie Research Capital Corporation and J.F. Mackie & Co., Calgary based investment banks. While at Mackie Research, he had primary responsibility for over 100 financings and merger transactions. Mr. Hodge was also the lead advisor on China Investment Corporation’s $1.2 billion investment in Penn West Energy Trust and originated the investment and created the structure for a $60 million limited partnership to invest in a private equity fund focused on investments in China. From 2000 to 2006, Mr. Hodge was Vice-President and General Counsel of Westport, managing all of the legal, corporate governance, strategic partnership and corporate development functions. Prior to 2000, Mr. Hodge was a partner at Bennett Jones LLP, practicing in that firm's securities and mergers and acquisitions teams in its Calgary office. Mr. Hodge has a Bachelor of Commerce and Bachelor of Law from the University of Alberta.

Reliance on Certain Exemptions

At no time since the commencement of Westport's most recently completed financial year has Westport relied on any exemption in Sections 2.4 (De Minimis Non-audit Services), 3.2 (Initial Public Offerings), 3.3(2) (Controlled Companies), 3.4 (Events Outside Control of Member), 3.5 (Death, Disability or Resignation of Audit Committee Member), 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or 3.8 (Acquisition of Financial Literacy) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Oversight

At no time since the commencement of Westport's most recent completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval of Policies and Procedures

The Audit Committee is mandated to review the provision of non-audit services and consider the effect of any such services on the independence of the external auditors.

NON-AUDIT SERVICES

The Canadian Institute of Chartered Accountants revised rules of Professional Conduct on auditor independence (the "Rules") as they relate to public companies include prohibitions or restrictions on services that may be provided by auditors to their audit clients and require that all services provided to a listed entity audit client, including its subsidiaries, be pre-approved by the client's audit committee. In accordance with those Rules, the Audit Committee has approved, adopted and made effective Westport's Audit Committee Preapproval Policy. That policy requires that the Audit Committee approve annually the types of services management may engage the external auditor to perform and that the Audit Committee set a dollar limit per engagement and in aggregate that management may spend on non-audit services. Amounts outside of these services or authorized limits require explicit approval from the Audit Committee Chair.

EXTERNAL AUDITORS' SERVICE FEES

The following table shows the aggregate fees billed to the Company by KPMG LLP, Chartered Accountants, our external auditor, in each of the last two years.

	Year Ended (C$)
	December 31, 2013		December 31, 2012 (1)
Audit Fees		$693,694		$537,973
Audit Related Fees	$	Nil	$	Nil
Tax fees	$	Nil		$50,251
All Other Fees	$	Nil	$	Nil
Total		$693,694		$588,244

Note:

(1) The figures reflected exclude any amounts attributable to CWI in accordance with the 2013 deconsolidation of CWI's financial statements from those of Westport. Included in previous disclosure for the year ended December 31, 2012 was C$63,000 and C$78,616 related to Audit Fees and Tax Fees, respectively paid to KPMG LLP related to CWI.

Audit Fees

Audit fees were for professional services rendered by KPMG LLP for the audit of the annual financial statements of Westport, quarterly reviews and services provided in connection with statutory and regulatory filings or engagements relating to prospectuses and other offering documents.

Audit-Related Fees

There were no fees paid to KPMG LLP that would be considered "Audit-Related Fees" in fiscal 2013 or 2012. Fees to be disclosed under this category would be for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under the heading audit fees above.

Tax Fees

There were no fees paid to KPMG LLP that would be considered "Tax Fees" in fiscal 2013. Fees to be disclosed under this category would be for tax compliance and tax advice.

All Other Fees

There were no fees paid to KPMG LLP that would be considered "Other Fees" in fiscal 2013 or 2012. Fees to be disclosed under this category would be for products and services other than those described under the headings audit fees, audit-related fees and tax fees above.

LEGAL AND REGULATORY PROCEEDINGS

We are not involved in any material legal or regulatory actions or proceedings, nor are any such actions proceedings known to be contemplated. From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below or elsewhere in this AIF, none of our insiders, directors or executive officers, nor any associate or affiliate of such persons, has had any material interest, direct or indirect, in any of Westport’s transactions within our three most recently completed financial years, nor in any transaction or proposed transaction within Westport’s current financial year that has materially affected or would materially affect us or any of our subsidiaries.

MATERIAL CONTRACTS

Debentures

On September 23, 2011, we announced we had raised C$36 million through the issuance of Debentures offered by Macquarie, on a private placement basis, to replace previously issued debentures that matured in July 2011. The Debentures are governed by the terms of an indenture are unsecured and subordinated to senior indebtedness, mature on September 22, 2014 and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15th and September 15th of each year during the term, commencing on March 15, 2012. The Debentures are not listed on any stock exchange.

The note indenture governing the Debentures ("Note Indenture") restricts Westport from incurring additional indebtedness for borrowed money, including obligations under banker's acceptances, commercial paper, bonds and debentures ("Debt") and from guaranteeing any Debt of other persons, except for:

(i)	certain Senior Indebtedness, as defined in the Note Indenture;

(ii)	unsecured Debt ranking pari passu with the Debentures in an aggregate principal amount not to exceed $40,000,000 outstanding at any time; and

(iii)	guarantees of outstanding Debt of other persons provided that the aggregate outstanding principal amount of pari passu Debt permitted pursuant to paragraph (ii) above together with the outstanding principal amount of any Debt of other persons guaranteed by Westport does not exceed $50,000,000 at any time.

The Note Indenture does not restrict Westport from increasing the amount of certain senior indebtedness owing to our bankers or other senior lenders currently outstanding or from creating liens on our assets to secure such senior indebtedness or permitted increases to such senior indebtedness. The Note Indenture additionally does not restrict subsidiaries and affiliates of Westport from incurring indebtedness for borrowed money or other obligations.

Amended and Restated Joint Venture Agreement

Effective February 19, 2012, Cummins and Westport entered into the Amended JVA for the CWI joint venture. The Amended JVA provides for, among other things, clarification concerning the scope of products within CWI and revised certain economic terms of the prior joint venture agreement.

Cummins and Westport agreed in the Amended JVA to focus CWI's future product development investments on North American markets including engines for on-road applications between the displacement range of 5.9 litres through 12 litres, and to have these engines manufactured in Cummins North American plants.

The Amended JVA defines CWI's market as sales of CWI Products manufactured in the U.S., Canada and/or Mexico for use in on-road vehicles in such countries as well as continuation of CWI's business with respect to the local production of CWI Products in India and/or China for those local markets for up to three years following the effective date of the Amended JVA.

During the term of the Amended JVA, Cummins has the sole right to sell and export all CWI Products outside of North America. CWI Products sold outside of North America will be sold by Cummins as Cummins branded products. CWI will be credited the revenue and charged for the cost of revenue and other related costs for CWI Products from 5.9 up to 10 litres regardless of where they are sold in the world or how they are branded. Revenue on the sale of the 11.9 litre CWI Product in North America and in Australia will be credited to CWI, subject to CWI being charged for the cost of revenue and other related costs. Cummins will retain all revenue and be responsible for the cost of revenue and other related costs for sales of the 11.9 litre CWI Product outside of North America and Australia.

Under the terms of the Amended JVA, Westport and Cummins agree not to sell on-highway natural gas or propane engines within the market scope except as provided by the Amended JVA. Cummins has also agreed not to market or sell a SI natural gas engine of 13 litres or less that is a derivative of the ISX12 G platform, or any SI natural gas or propane engine that falls within the displacement range of the CWI Products in North America. However, after the first five years of the Amended JVA term, Cummins may produce and sell a SI natural gas or propane engine for the North American market that falls within the displacement range of the CWI Products if done without any assistance from CWI, if such engine is based on an entirely new Cummins heavy-duty engine platform not in production in North America on the Effective Date and provided that Cummins pays to CWI a specified royalty on the net revenue of each such engine sold.

Under the Amended JVA, in the event CWI's annual revenue exceeds certain baseline revenue levels, Westport and Cummins are entitled to receive a performance bonus (the "Performance Bonus"). If and when achieved in any year, the Performance Bonus will be calculated as a percentage of CWI's net income based on the amount by which CWI's actual annual revenue exceeds its baseline revenue level for such year and the applicable party's share of the Performance Bonus (75% in the case of Westport; 25% in the case of Cummins). Net income remaining after payment of the Performance Bonus will be shared equally between Westport and Cummins, with dividends paid on a quarterly basis as approved by the CWI Board of Directors after considering CWI's business outlook, cash position and future liabilities.

The Amended JVA will continue in full force and effect until the earlier of (a) December 31, 2021, or (b) termination prior to such date in accordance with the terms of the Amended JVA. The Amended JVA will be subject to termination prior to December 31, 2021 under certain circumstances and events described in the Amended JVA, including upon a change of control of either Cummins or Westport.

In the event of a change of control of Westport, Cummins may elect to terminate the Amended JVA in which case Cummins is obligated to repurchase Westport's shares of CWI at a price determined based on a formula in the Amended JVA, or in lieu of exercising its termination right, Cummins may elect to continue the Amended JVA upon certain modified terms, including that: ownership of CWI will be adjusted so that Cummins owns 50.1% and Westport owns 49.9% of CWI; no Performance Bonus will be payable for any periods following such election; Cummins will thereafter have the ongoing right to nominate the President; and Westport will have no access or license to any CWI intellectual property developed after the date of the change of control.

Pursuant to the Amended JVA, certain actions require unanimous approval of CWI's board of directors and/or shareholders, including the declaration or payment of any dividends or any other distributions by CWI, material changes to CWI's business and the addition of new products to CWI's business. See "Risk Factors – We are dependent on our relationship with Cummins for CWI profits and cash flows."

A copy of the Amended JVA is available on SEDAR at http://www.sedar.com. See also "CUMMINS WESTPORT INC. JOINT VENTURE" and "RISK FACTORS" in this AIF for a description of the Amended JVA.

TRANSFER AGENT AND REGISTRAR

Our transfer agent and registrar for our Common Shares is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia, Calgary, Alberta and Toronto, Ontario. Our U.S. transfer agent is Computershare Trust Company, N.A. 350 Indiana Street, Suite 750, Golden, CO 80401.

INTERESTS OF EXPERTS

KPMG LLP, our independent auditor, has audited our consolidated financial statements for the year ended December 31, 2013. As at the date hereof, KPMG LLP has confirmed that it is independent with respect to Westport within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and also that they are independent accountants with respect to Westport under all relevant U.S. professional and regulatory standards.

ADDITIONAL INFORMATION

Additional information, including information as to directors' and officers' remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, is contained in our most recent Management Information Circular, which is available on SEDAR at http://www.sedar.com.

Additional financial information is contained in our financial statements and Management's Discussion & Analysis for the year ended December 31, 2013, which are incorporated herein by reference and form an integral part of this AIF.

Additional information relating to Westport may be found on SEDAR at: http://www.sedar.com.

SCHEDULE "A"
AUDIT COMMITTEE CHARTER

Purpose

The Audit Committee (the "Committee") is a standing committee of the Board of Directors (the "Board") of Westport Innovations Inc. ("Westport"), established to assist the Board in fulfilling its oversight responsibilities with respect to:

•	the integrity of financial statements, management's discussion and analysis ("MD&A") and other information provided to shareholders and others;

•	the adequacy and effectiveness of the system of internal controls, implemented and maintained by Westport management ("Management");

•	the understanding of risks, specifically around financial reporting;

•	the promotion of legal and ethical conduct;

•	the independence and qualifications of the external auditors; and

•	the performance of Westport's internal audit function and external auditors.

Authority

The Committee has unrestricted access to Westport's personnel and documents and to its external auditors and will be provided with the resources necessary to carry out its responsibilities. The Committee shall have the authority to authorize investigations into any matter within the Committee's scope of responsibility and is empowered, if it deems it necessary, to retain special legal, accounting or other consultants to advise the Committee at Westport's expense. The Committee shall have sole authority to recommend to the Board the appointment, termination and compensation of the external auditors who shall report directly to the Committee.

The Committee is entitled to appropriate funding, as determined solely by the Committee, for the payment of compensation to independent external auditors, for the payment of compensation to any external advisors retained by the Committee and for any expenses necessary for the Committee to carry out its duties.

Limitations of the Audit Committee’s Role

While the Audit Committee has the responsibilities and powers set forth in the Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete, accurate and in accordance with generally accepted accounting principles. The external auditor is responsible for planning and conducting audits. Management is responsible for preparing complete, accurate financial statements in accordance with generally accepted accounting principles.

Composition

The Committee shall consist, at a minimum, of three members of the Board each of whom shall be affirmatively determined to be financially literate by the Board, one of whom shall be designated the Chair, as appointed by the Board. The Committee shall be composed solely of outside (non-Management) Directors who are also "unrelated" and "independent" as defined by the Canadian Securities Administrators under Multilateral Instrument 52-110, "independent" as described in Rule 10A-3 of the U.S. Securities and Exchange Act of 1934, as amended, and "independent" as described in Section 5605(a)(2) and 5605(c)(2) of the NASDAQ Manual. Each of the Directors on the Committee shall possess a basic level of "financial literacy", and at least one member should qualify as a "financial expert", as defined by Item 407(d)(5) of Regulation S-K, and be financially sophisticated as described in Section 5605(c)(2)(A) of the NASDAQ Manual. The Board shall give consideration to the periodic rotation of Audit Committee membership and, from time to time as the Board sees fit, the Chair of the Committee.

Meetings

Regular meetings of the Committee shall be held at least four times per year. The meetings will be scheduled to permit timely review of the interim and annual financial statements, as well as the Company's other financial disclosures and related compliance matters. Additional meetings may be called as necessary. A quorum of two members of the Committee, one of whom must be the Committee Chair, unless he or she has designated another member to act as Chair, is required for each meeting. If a quorum is present at a meeting, a majority of the members of the Committee in attendance at such meeting is required to approve any matter decided by the Committee at such meeting. Matters may be decided outside of a meeting by the unanimous written consent of all members of the Committee.

The Committee Chair shall, in consultation with Management and the internal and external auditors, set the Committee meeting agendas. Committee members may recommend agenda items subject to approval by the Chair. The Committee shall meet in executive session with Management, the external auditors, and as a Committee to discuss any matters that the Committee or each of these groups believes should be discussed. The Audit Committee and the Corporate Counsel of Westport shall also meet in executive session to review legal matters that, in the Corporate Counsel's or the Audit Committee's opinion, may have a material impact on the financial statements. In addition to the above scheduled meetings, any member of the Committee, the Chairman of the Board or the auditors may, subject to required notice, call a meeting of the Committee at any time.

Committee minutes shall be prepared and subsequently approved for all meetings. Copies of such minutes shall be filed with the Corporate Secretary of Westport and circulated to all Board members.

The Committee is charged with the following specific responsibilities:

1.	The Committee's Relationship with the External Auditors

The Audit Committee is responsible for recommending to the Board:

•	the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the issuer;

•	the retention of such external auditor; and

•	the compensation of the external auditor.

The Committee shall satisfy itself regarding the independence of the external auditors and report their conclusions and the basis for those conclusions to the Board. The Committee is responsible for ensuring that it receives from the external auditor a formal written statement delineating all relationships between the external auditor and Westport, consistent with the standards described in Section 5605(c)(1)(B) of the NASDAQ Manual, and is responsible for actively engaging in a dialogue with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor and for taking, or recommending that the Board take, appropriate action to oversee the independence of the external auditor.

With regard to overseeing the work of the external auditors, the Committee is responsible, in consultation with Management, for the following activities:

•	approving the audit scope;

•	reviewing the results of their work;

•	pre-approving any non-audit services or delegating such authority to the Audit Chair;

•	evaluating the performance of the external auditors; and

•	resolving any disagreements between Management and the external auditors regarding financial reporting.

The Committee shall review with the external auditors, on at least an annual basis, (a) the external auditors' internal quality-control procedures, (b) any material issues raised by the Canadian Public Accountability Board or the Public Company Accounting Oversight Board or by any publicly available report by any governmental or professional authorities within the preceding five years respecting one or more audits carried out by the firm which may have a material effect on the audit of Westport, (c) any steps taken to deal with any such issues, and (d) all relationships between the external auditors and Westport. The Committee shall evaluate the qualifications, performance and independence of the external auditors, including considering whether the auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence, taking into account the opinions of Management and internal auditors. The Committee shall present its conclusions with respect to the independent auditors to the Board.

The Committee shall review with the external auditors matters relating to the conduct of the audit, including (a) the proposed scope of their examination with emphasis on accounting and financial areas where the Committee, the external auditors or Management believe special attention should be directed; (b) the results of their audit, including their audit findings report and resulting letter, if any, of recommendations for Management; (c) their evaluation of the adequacy and effectiveness of Westport's internal controls over financial reporting; (d) significant areas of disagreement, if any, with Management; (e) cooperation received from Management in the conduct of the audit; (f) significant accounting, reporting, regulatory or industry developments affecting Westport; and (g) significant changes to Westport's auditing and accounting principles, policies, controls, procedures and practices proposed or contemplated by the external auditors or Management.

The Committee shall discuss with Management and the external auditors any issues and disclosure requirements regarding (a) the use of "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies, (b) any off-balance sheet arrangements, and (c) significant business risks or exposures and Management's assessment of the steps taken to monitor, control and minimize such risk.

The Committee shall monitor the audit partners' rotation required by law.

2.	Oversight of Risk Management Processes

Risk management is an important part of maintaining a sound system of internal control. As part of the risk management oversight responsibility of the Board and as delegated to the Committee by the Board, the Committee shall be responsible for assessing the range of risks and making recommendations as required to the Board regarding appropriate responsibilities and delegations for the identification, monitoring and management of these risks. In this respect, the Committee shall:

•	have the primary oversight role with respect to identifying and monitoring the management of principal financial risks that could impact the financial reporting of Westport; and

•	assess, as part of its oversight of the system of internal controls, the effectiveness of the overall process for identifying principal business risks and provide its view to the Board.

3.	Oversight of Internal Control

The Committee shall have the responsibility to assess that Management has designed and implemented an effective system of internal control over financial reporting.

Management shall be required to provide the Committee, at least annually, a report on internal controls, including reasonable assurance that such controls are adequate to facilitate reliable and timely financial information. The Committee shall also review and follow-up on any areas of internal control weakness identified by the external auditors with the auditors and Management.

The Corporate Counsel of Westport shall advise the Committee and the Board with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations and with Westport's Code of Conduct and Employee Handbook. Such advisement shall also include the policies and procedures relating to Section 5 of this Charter pertaining to the referenced Related Companies.

The Committee shall also review and approve Westport's policy regarding the hiring of partners and employees and former partners and employees of its present and former external auditors.

4.	Oversight of Continuous Disclosure Reporting

Prior to any disclosure, the Committee shall review the following:

•	the draft or final quarterly and annual financial statements, MD&A and earnings press releases to ensure that all disclosures are in compliance with regulatory requirements, public financing documents or prospectuses; and

•	other draft timely disclosure documents containing financial information that would likely be material to either the quarterly or annual financial statements.

•	The Committee shall recommend to the Board the approval of the final annual financial statements and related MD&A.

•	in each instance where a draft is reviewed, the CFO of the Company shall affirm, in writing or via E-mail, to Committee members that no significant changes have been made to the draft other than those specifically agreed to by the Committee for inclusion or such draft shall be re-circulated to the Committee.

In discharging its responsibilities, the Committee will review:

•	all critical accounting policies and practices used or to be used by Westport, and changes in the selection and application of accounting principles.

•	significant financial reporting issues that have arisen in connection with the preparation of such audited financial statements;

•	analyses prepared by Management, and/or the external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; and

•	the effect of emerging regulatory and accounting initiatives.

The Committee shall review and discuss with the external auditor any audit problems or difficulties and Management's response thereto. This review shall include any difficulties encountered by the auditor in the course of performing its audit work, including any restrictions on the scope of its activities or its access to information and any significant disagreements with Management.

The Committee shall also establish a process to receive, retain and treat complaints received by Westport and the Related Companies referred to in Section 5 of this Charter regarding accounting, internal controls or auditing matters and establish procedures for the confidential, anonymous submission by Westport employees of questionable accounting and auditing matters. This process will be reviewed annually.

Lastly, the Committee shall ensure that Management has developed and implemented appropriate policies regarding continuous disclosure and that there is compliance with filing requirements and prompt reporting to all investors of material events impacting Westport.

5.	Related Companies Financial Results

The audited consolidated financial statements of Westport may include the results of other companies, in whole or in part, in which Westport maintains an equity interest. In addition, an investor company may include the disclosure of Westport's results or the results of a co-owned subsidiary. The Committee shall establish a coordination and communications framework with the accountants, auditors and audit committees of these companies. The Committee shall satisfy itself that Westport's consolidated financial statements accurately reflect the results of all companies included, regardless of whether these companies were audited by different external auditors.

6.	Internal Audit Oversight and Responsibilities

The Committee shall:

•	review and approve the Internal Audit Department’s annual audit plan and all major changes the plan.

•	review and discuss with the internal auditors the scope, progress, and results of executing the internal audit plan.

•	receive reports on the status of significant findings, recommendations, and management’s responses.

•	review the charter, reporting relationship, activities, staffing, organizational structure, and credentials of the internal audit department.

•	review and concur in the appointment, replacement, reassignment, or dismissal of the Internal Audit Director who shall have direct access to the Committee.

•	review the annual performance of the internal audit function.

7.	Other Responsibilities

A.	Review of Charter. The Committee shall review and reassess the adequacy of this charter at least annually and recommend to the board of directors any amendments or modifications to its charter that the Committee deems appropriate. The Committee shall also prepare and disclose a summary of its mandate to shareholders.

B.	Annual Performance Evaluation. At least annually, as part of the Board self-assessment process, the Committee shall evaluate its own performance and report the results of such evaluation to the board of directors.

C.	Annual Communication Regarding Significant Disagreements. The Committee shall annually inform the external auditors and Management that they should promptly contact the Committee or its Chairman about any significant issue or disagreement related to the system of internal controls and financial reporting.

D.	Annual Review of Transactions Involving Directors and Officers. The Committee shall annually review a summary of the Directors' and Executive Officers' travel and entertainment expenses, related party transactions and any conflicts of interest.

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